As filed with the Securities and Exchange Commission on January 29, 2002.

-------------------------------------------------------------------------------

                                                             File Nos. 333-____
                                                                       811-07467

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM N-4

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/

                                     AND/OR

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 /X/

                                AMENDMENT NO. 31

                 ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                           (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                               ONE ALLSTATE DRIVE
                                  P.O. BOX 9095
                          FARMINGVILLE, NEW YORK 11738
                                  516/451-5300
         (Address and Telephone Number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847-402-2400
            (Name, Address and Telephone Number of Agent for Service)


                                   COPIES TO:

  RICHARD T. CHOI, ESQUIRE                      JOANNE M. DERRIG, ESQUIRE
  FOLEY & LARDNER                               ALFS, INC.
  3000 K STREET, N.W.                           3100 SAUNDERS ROAD
  SUITE 500                                     NORTHBROOK, IL 60062
  WASHINGTON, DC 20007


Date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby agrees to amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the under Allstate Life Of New York Separate Account A deferred variable annuity contracts.

THE ALLSTATE NEW YORK PROVIDER ULTRA VARIABLE ANNUITY

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
300 N. MILWAUKEE AVE.
VERNON HILLS, IL 60061
TELEPHONE NUMBER: 1-800-692-4682                PROSPECTUS DATED ______  , 2002

- ------------------------------------------------------------------------------

Allstate Life Insurance Company of New York ("Allstate New York," WE" or "US") is offering the Allstate New York Provider Ultra Variable Annuity, a group flexible premium deferred variable annuity contract ("CONTRACT").
This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract currently offers 52 "INVESTMENT ALTERNATIVES". The investment alternatives include 3 fixed account options ("FIXED ACCOUNT OPTIONS") and 49 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Life of New York Separate Account A ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of the portfolios ("PORTFOLIOS") of the following mutual funds ("FUNDS"):

       - AIM VARIABLE INSURANCE FUNDS

       - THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.

       - DREYFUS STOCK INDEX FUND

       - DREYFUS VARIABLE INVESTMENT FUND (VIF)

       - FIDELITY VARIABLE INSURANCE PRODUCTS FUND (SERVICE CLASS)

       - FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

       - GOLDMAN SACHS VARIABLE INSURANCE TRUST (VIT)

       - LSA VARIABLE SERIES TRUST

       - MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM- (SERVICE CLASS)

       - OPPENHEIMER VARIABLE ACCOUNT FUNDS

       - PUTNAM  VARIABLE ACCOUNT FUNDS (CLASS IB)

       - THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

Each Fund has multiple investment portfolios. Not all of the Funds and/or Portfolios, however, may be available with your Contract. You should check with your representative for further information on the availability of Funds and/or Portfolios. Your annuity application will list all available Portfolios.

We have filed a Statement of Additional Information, dated ___________, 2002, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means it is legally a part of this prospectus. Its table of contents appears on page A-1 of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally part of this prospectus, at the SEC's Web site.
--------------------------------------------------------------------------------

                           THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANYONE WHO TELLS YOU OTHERWISE IS COMMITTING A FEDERAL CRIME.

   IMPORTANT               THE CONTRACTS MAY BE DISTRIBUTED THROUGH BROKER-
                           DEALERS THAT HAVE RELATIONSHIPS WITH BANKS OR OTHER
    NOTICES                FINANCIAL INSTITUTIONS OR BY EMPLOYEES OF SUCH BANKS.
                           HOWEVER, THE CONTRACTS ARE NOT DEPOSITS, OR
                           OBLIGATIONS OF, OR GUARANTEED BY SUCH INSTITUTIONS
                           OR ANY FEDERAL REGULATORY AGENCY. INVESTMENT IN THE
                           CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING
                           POSSIBLE LOSS OF PRINCIPAL.

                           THE CONTRACTS ARE NOT FDIC INSURED.

                           The Contracts are available only in New York.

TABLE OF CONTENTS
---------------------------------------------------------------------------

----------------------------------------------------------------------------
OVERVIEW
----------------------------------------------------------------------------
  Important Terms
----------------------------------------------------------------------------
  The Contract At A Glance
----------------------------------------------------------------------------
  How the Contract Works
----------------------------------------------------------------------------
  Expense Table
----------------------------------------------------------------------------
  Financial Information
----------------------------------------------------------------------------
CONTRACT FEATURES
----------------------------------------------------------------------------
  The Contract
----------------------------------------------------------------------------
  Purchases
----------------------------------------------------------------------------
  Contract Value
----------------------------------------------------------------------------
  Investment Alternatives
----------------------------------------------------------------------------
     The Variable Sub-Accounts
----------------------------------------------------------------------------
     The Fixed Account Options
----------------------------------------------------------------------------
     Transfers
----------------------------------------------------------------------------
     Expenses
----------------------------------------------------------------------------
   Access To Your Money
----------------------------------------------------------------------------
   Income Payments
----------------------------------------------------------------------------
   Death Benefits
----------------------------------------------------------------------------


OTHER INFORMATION
----------------------------------------------------------------------------
 More Information:
----------------------------------------------------------------------------
    Allstate Life Insurance Company of New York
----------------------------------------------------------------------------
    The Variable Account
----------------------------------------------------------------------------
    The Portfolios
----------------------------------------------------------------------------
    The Contract
----------------------------------------------------------------------------
    Qualified Plans
----------------------------------------------------------------------------
    Legal Matters
----------------------------------------------------------------------------
   Taxes
----------------------------------------------------------------------------
    Taxation of Annuities in General
----------------------------------------------------------------------------
    Tax Qualified Contracts
----------------------------------------------------------------------------
    Income Tax Withholding
----------------------------------------------------------------------------
Performance Information
----------------------------------------------------------------------------
APPENDIX A -- STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS        A-1
----------------------------------------------------------------------------

IMPORTANT TERMS
- -------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

--------------------------------------------------------------------------------
   Accumulation Phase
--------------------------------------------------------------------------------
   Accumulation Unit
--------------------------------------------------------------------------------
   Accumulation Unit Value
--------------------------------------------------------------------------------
   Anniversary Values
--------------------------------------------------------------------------------
   Annuitant
--------------------------------------------------------------------------------
   Automatic Additions Plan
--------------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------------
   Beneficiary
--------------------------------------------------------------------------------
   Cancellation Period
--------------------------------------------------------------------------------
   Contingent Beneficiary
--------------------------------------------------------------------------------
   Contract*
--------------------------------------------------------------------------------
   Contract Anniversary
--------------------------------------------------------------------------------
   Contract Owner ("You")
--------------------------------------------------------------------------------
   Contract Value
--------------------------------------------------------------------------------
   Contract Year
--------------------------------------------------------------------------------
   Death Benefit Anniversary
--------------------------------------------------------------------------------
   Death Benefit Earnings
--------------------------------------------------------------------------------
   Dollar Cost Averaging Program
--------------------------------------------------------------------------------
   Due Proof of Death
--------------------------------------------------------------------------------
   Enhanced Death Benefit Rider
--------------------------------------------------------------------------------
   Excess-of-Earnings Withdrawal
--------------------------------------------------------------------------------
   Fixed Account Options
--------------------------------------------------------------------------------
   Free Withdrawal Amount
--------------------------------------------------------------------------------
   Funds
--------------------------------------------------------------------------------
   Allstate Life Insurance Company of New York  ("We" or "Us")
--------------------------------------------------------------------------------
   Guarantee Periods
--------------------------------------------------------------------------------
   Income Plan
--------------------------------------------------------------------------------
   Investment Alternatives
--------------------------------------------------------------------------------
   Issue Date
--------------------------------------------------------------------------------
   Payout Phase
--------------------------------------------------------------------------------
   Payout Start Date
--------------------------------------------------------------------------------
   Portfolios
--------------------------------------------------------------------------------
   Primary Beneficiary
--------------------------------------------------------------------------------
   Qualified Contracts
--------------------------------------------------------------------------------
   Rider Date
--------------------------------------------------------------------------------
   SEC
--------------------------------------------------------------------------------
 Settlement Value
--------------------------------------------------------------------------------
 Standard Fixed Account
--------------------------------------------------------------------------------
   Systematic Withdrawal Program
--------------------------------------------------------------------------------
   Valuation Date
--------------------------------------------------------------------------------
   Variable Account
--------------------------------------------------------------------------------
   Variable Sub-Account
--------------------------------------------------------------------------------

If you purchase a group Contract, we will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.


THE CONTRACT AT A GLANCE
--------------------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS      You can purchase a Contract
                       with as little as $5,000 ($2,000 for "QUALIFIED
                       CONTRACTS", which are Contracts
                       issued within QUALIFIED PLANS). You
                       can add to your Contract as often
                       and as much as you like, but each
                       payment must be at least $50. Each
                       payment allocated to the
                       Standard Fixed Account Option must be at least $500.
RIGHT TO CANCEL
                      You  may cancel your Contract within 10 days after
                      receipt (pursuant to New York law, 60 days if you are exchanging another contract for the Contract described in this prospectus)("Cancellation Period"). Upon cancellation, we will return your purchase payments adjusted, to the extent federal or state law permits, to reflect the investment experience of any amounts allocated to the Variable Account, including the deduction of mortality and expense risk charges and administrative expense charges.
--------------------------------------------------------------------------------

EXPENSES                        You will bear the following expenses:
                                - Total Variable Account annual
                                fees equal to 1.35% of average
                                daily net assets (1.60% if you
                                select the ENHANCED DEATH BENEFIT
                                RIDER). For more information
                                about Variable Account expenses,
                                see "EXPENSES" below.
                                - Annual contract maintenance charge of $35
                                (with certain exceptions)
                                -  Withdrawal charges ranging from
                                0% to 7% of purchase payment withdrawn
                                (with certain exceptions)
                                - Transfer fee of $10 after 12th transfer in any CONTRACT YEAR (fee currently waived)
                                - State premium tax (New York does not currently impose one).

                                In addition, each Portfolio pays expenses that you will bear indirectly if you invest in a Variable Sub-Account.

--------------------------------------------------------------------------------

INVESTMENT ALTERNATIVES         The Contract offers 52 investment alternatives
                                including:
                                -  3 Fixed Account Options (which credit
                                interest at rates we guarantee)
                                -  49 Variable Sub-Accounts investing in
                                Portfolios offering professional money
                                management by these investment advisers:
                                -  A I M ADVISORS, INC.
                                -  THE DREYFUS CORPORATION
                                -  FIDELITY MANAGEMENT & RESEARCH COMPANY
                                -  FRANKLIN ADVISERS, INC.
                                -  FRANKLIN MUTUAL ADVISERS, LLC
                                -  GOLDMAN SACHS ASSET MANAGEMENT
                                -  LSA ASSET MANAGEMENT, LLC
                                -  MFS INVESTMENT MANAGEMENT-REGISTERED
                                   TRADEMARK-
                                -  MORGAN STANLEY ASSET MANAGEMENT
                                -  MILLER ANDERSON & SHERRERD, LLP
                                -  OPPENHEIMERFUNDS, INC.
                                -  TEMPLETON INVESTMENT COUNSEL, LLC
                                -  PUTNAM INVESTMENT MANAGEMENT, INC

                               To find out current rates being paid on the
                               Fixed Account Options or how the Variable
                               Sub-Accounts have performed, call us at
                               1-800-692-4682.
--------------------------------------------------------------------------------

SPECIAL SERVICES               For your convenience, we offer these special
                               services:
                               -  AUTOMATIC PORTFOLIO REBALANCING PROGRAM
                               -  AUTOMATIC ADDITIONS PROGRAM
                               -  DOLLAR COST AVERAGING PROGRAM
                               -  SYSTEMATIC WITHDRAWAL PROGRAM
--------------------------------------------------------------------------------

INCOME PAYMENTS                 You can choose fixed income
                                payments, variable income payments,
                                or a combination of the two. You can
                                receive your income payments in one
                                of the following ways:
                                - life income with guaranteed payments
                                - a "JOINT AND SURVIVOR" life income with guaranteed payments
                                -  guaranteed number of payments for a
                                specified period of 5 years to 30 years


--------------------------------------------------------------------------------

DEATH BENEFITS                   If you or the ANNUITANT (if the Contract is
                                 owned by a non-natural person) die before the
                                 PAYOUT START DATE, we will pay the death
                                 benefit described in the Contract. We offer
                                 an Enhanced Death Benefit Rider.
--------------------------------------------------------------------------------

TRANSFERS                        Before the Payout Start Date, you may transfer
                                 your Contract value ("CONTRACT VALUE") among
                                 the investment alternatives, with certain
                                 restrictions. We do not currently impose a fee
                                 upon transfers. However, we reserve the right
                                 to charge $10 per transfer after the 12th
                                 transfer in each "CONTRACT YEAR", which we
                                 measure from the date we issue your Contract
                                 or a Contract anniversary
                                 ("CONTRACT ANNIVERSARY").
--------------------------------------------------------------------------------

WITHDRAWALS                     You may withdraw some or all of your Contract
                                Value at anytime prior to the Payout Start Date.
                                In general, you must withdraw at least $50 at a time. Full or partial withdrawals are available under limited circumstances on or after the Payout Start Date. A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old. A withdrawal charge also may apply.

HOW THE CONTRACT WORKS
--------------------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the CONTRACT OWNER) save for retirement because you can invest in up to 52 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or Fixed Account Options. If you invest in any of the three Fixed Account Options, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page __. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.



 ISSUE           ACCUMULATION PHASE       PAYOUT START      PAYOUT
 DATE                                         DATE          PHASE

------------------------------------------------------------------------------------------------------------
  You buy           You save for          You elect to receive  You can receive       Or you can
  a Contract        retirement            income payments or     income payments      receive income
                                           receive a lump sum    for a set period    payments for life
                                           payment




As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if none, the BENEFICIARY will exercise the rights and privileges provided by the Contract.
See "THE CONTRACT." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. See "Death Benefits."

Please call us at 1-800-692-4682 if you have any questions about how the Contract works.

EXPENSE TABLE
- -------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York currently does not impose premium taxes on annuities. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds.

CONTRACT OWNER TRANSACTION EXPENSES
Withdrawal Charge (as a percentage of purchase payments)*

Number of Complete Years Since We Received the Purchase Payment Being Withdrawn:  0   1   2   3   4   5   6   7+
- ----------------------------------------------------------------------------------------------------------------
Applicable Charge:                                                                7%  6%  6%  5%  5%  4%  3%  0%
- ----------------------------------------------------------------------------------------------------------------
Annual Contract Maintenance Charge                                                           $35.00**
- ----------------------------------------------------------------------------------------------------------------
Transfer Fee                                                                                $10.00***
- ----------------------------------------------------------------------------------------------------------------

*Each Contract Year, you may withdraw up to 15% of your aggregate purchase payments without incurring a withdrawal charge. This percentage is calculated as of the beginning of the contract year.

 **We will waive this charge in certain cases. See "Expenses."

***Applies solely to the thirteenth and subsequent transfers within a Contract
   Year, excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.


VARIABLE ACCOUNT ANNUAL EXPENSES (AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)


Without the Enhanced Death Benefit Rider
- -------------------------------------------------------
Mortality and Expense Risk Charge               1.25%
- -------------------------------------------------------
Administrative Expense Charge                   0.10%
- -------------------------------------------------------
Total Variable Account Annual Expenses          1.35%
- -------------------------------------------------------

With the Enhanced Death Benefit Rider
- -------------------------------------------------------
Mortality and Expense Risk Charge               1.50%
- -------------------------------------------------------
Administrative Expense Charge                   0.10%
- -------------------------------------------------------
Total Variable Account Annual Expenses          1.60%
- -------------------------------------------------------

PORTFOLIO ANNUAL EXPENSES (After Voluntary Reductions and Reimbursements) (as a percentage of Portfolio average daily net assets) (1)


                                                    Management          Rule 12b-1           Other           Total Portfolio
Portfolio                                              Fees                Fees             Expenses         Annual Expenses
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Aggressive Growth Fund (2)                    0.80%                N/A               0.46%               1.26%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Balanced Fund                                 0.75%                N/A               0.35%               1.10%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Capital Appreciation Fund                     0.61%                N/A               0.21%               0.82%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Dent Demographic Trends Fund (2, 3)           0.72%                N/A               0.78%               1.50%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Diversified Income Fund                       0.60%                N/A               0.30%               0.90%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                   0.61%                N/A               0.22%               0.83%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth and Income Fund                        0.60%                N/A               0.24%               0.84%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Equity Fund                     0.73%                N/A               0.29%               1.02%
- ----------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                    0.61%                N/A               0.23%               0.84%
- ----------------------------------------------------------------------------------------------------------------------------
The Dreyfus Socially Responsible Growth
  Fund, Inc.                                           0.75%                N/A               0.03%               0.78%
- ----------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                               0.25%                N/A               0.01%               0.26%
- ----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF -- Growth & Income Portfolio:
Initial Shares                                         0.75%                N/A               0.03%               0.78%
- ----------------------------------------------------------------------------------------------------------------------------
Dreyfus VIF -- Money Market Portfolio                  0.50%                N/A               0.10%               0.60%
- ----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Asset Manager-Registered
  Trademark-: Growth Portfolio -
Service Class 2 (4, 5)                                 0.58%               0.25%              0.14%               0.97%
- ----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Contrafund-Registered Trademark-
  Portfolio - Service Class 2 (4, 5)                   0.57%               0.25%              0.10%               0.92%
- ----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Equity-Income Portfolio -
Service Class 2  (4)                                   0.48%               0.25%              0.10%               0.83%
- ----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP Growth Portfolio -
Service Class 2  (4, 5)                                0.57%               0.25%              0.09%               0.91%
- ----------------------------------------------------------------------------------------------------------------------------
Fidelity VIP High Income Portfolio -
Service Class 2 (4)                                    0.58%               0.25%              0.18%               1.01%
- ----------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund -- Class 2 (6, 7, 8)           0.49%               0.25%              0.28%               1.02%
- ----------------------------------------------------------------------------------------------------------------------------
Franklin Technology Securities
  Fund-- Class 2 (6, 9, 10)                           0.51%               0.25%              0.48%               1.24%
- ----------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund -- Class 2 (6)           0.60%               0.25%              0.20%               1.05%
- ----------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund --
  Class 2 (6)                                          1.25%               0.25%              0.31%               1.81%
- ----------------------------------------------------------------------------------------------------------------------------
Templeton International Securities Fund --
  Class 2 (6)                                          0.67%               0.25%              0.20%               1.12%
- ----------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT CORE-SM- Small Cap Equity
  Fund(11)                                             0.75%                N/A               0.25%               1.00%
- ----------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT CORE-SM- U.S. Equity Fund (11)       0.70%                N/A               0.20%               0.90%
- ----------------------------------------------------------------------------------------------------------------------------
LSA Diversified Mid Cap Fund(20)                       0.90%                N/A               0.30%               1.20%
---------------------------------------------------------------------------------------------------------------------------------
LSA Focused Equity Fund  (12)                          0.95%                N/A               0.30%               1.25%
- ----------------------------------------------------------------------------------------------------------------------------
LSA Growth Equity Fund (12)                            0.85%                N/A               0.30%               1.15%
- ----------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth Series -
Service Class (13, 14)                                 0.75%               0.20%              0.10%               1.05%
- ----------------------------------------------------------------------------------------------------------------------------
MFS Investors Trust Series  -
Service Class (13, 14, 15)                             0.75%               0.20%              0.12%               1.07%
- ----------------------------------------------------------------------------------------------------------------------------
MFS New Discovery Series  -
Service Class (15, 16, 17)                             0.90%               0.20%              0.16%               1.26%
- ----------------------------------------------------------------------------------------------------------------------------
MFS Research Series -
Service Class (13, 14)                                 0.75%               0.20%              0.10%               1.05%
- ----------------------------------------------------------------------------------------------------------------------------
MFS Utilities Series- Service Class (13,14)            0.75%               0.20%              0.16%               1.11%
- ----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Fixed Income
   Portfolio (18)                                      0.21%                N/A               0.49%               0.70%
- ----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Global Value Equity
   Portfolio (18)(19)                                  0.52%                N/A               0.63%               1.15%
- ----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Mid Cap Value Portfolio (17)        0.53%                N/A               0.52%               1.05%
------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF U.S. Real
Estate Portfolio (17)                                  0.74%                N/A               0.36%               1.10%
- ----------------------------------------------------------------------------------------------------------------------------
Morgan Stanley UIF Value Portfolio (18)                0.31%                N/A               0.54%               0.85%
- ----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Aggressive Growth Fund/VA                  0.62%                N/A               0.02%               0.64%
- ----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Capital Appreciation Fund/VA               0.64%                N/A               0.03%               0.67%
- ----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA                  0.64%                N/A               0.04%               0.68%
- ----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth & Income Fund/VA        0.70%                N/A               0.03%               0.73%
- ----------------------------------------------------------------------------------------------------------------------------
Oppenheimer Strategic Bond Fund/VA                     0.74%                N/A               0.05%               0.79%
- ----------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth and Income - Class IB (21)            0.80%                0.25%              0.17%              1.22%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Growth Opportunities Fund - Class IB (19,21) 0.70%                0.25%              0.16%              1.11%
------------------------------------------------------------------------------------------------------------------------------
Putnam Health Sciences Fund - Class IB (21)            0.70%                0.25%              0.09%              1.04%
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund - Class IB (21)    0.76%                0.25%              0.18%              1.19%
-------------------------------------------------------------------------------------------------------------------------------
Putnam VT New Value Fund - Class IB (21)               0.70%                0.25%              0.09%              1.04%
-------------------------------------------------------------------------------------------------------------------------------
Putnam  VT Research Fund - Class IB (21)               0.65%                0.25%              0.13%              1.03%
-------------------------------------------------------------------------------------------------------------------------------

(1) Figures shown in the Table are for the year ended December 31, 2000. The
Figures to be updated for the year ended 12/31/01 by amendment to prospectus
(except as otherwise noted).

(2) Expenses have been restated to refect current fees.


(3) After fee waivers and restated to reflect current fees. The investment advisor has agreed to waive fees and/or reimburse expenses (excluding interest, taxes, dividend expense on short sales, extraordinary items and increases in expenses due to expense offset arrangements, if any) to limit
    "Total Portfolio Annual Expenses" to 1.50% of average daily net assets until December 31, 2001. "Total Portfolio Annual Expenses" before waivers and reimbursements were 1.63%.

(4) Service Class 2

(5) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

(6) The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus.

(7) "Total Portfolio Annual Expenses" differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.

(8) Expenses are based on estimates for the current fiscal year. The Portfolio manager has agreed in advance to make an estimated reduction of 0.04% of its fee to reflect reduced services resulting from the Fund's investment on a Franklin Templeton money fund. This reduction is required by the Fund's
    Board of Trustees and an order of the Securities and Exchange Commission.
    Without this reduction, the "Total Portfolio Annual Expenses" are estimated to be 1.06%

(9) Expenses are based on estimates for the current fiscal year.

(10) The Portfolio manager and Portfolio administrator have agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund so that "Total Portfolio
    Annual Expenses" do not exceed 1.30% of average net assets for the current fiscal year. After December 31, 2001, the manager and administrator may end this arrangement at any time. Expenses are based on estimates for the current fiscal year. The manager has also agreed in advance to make an estimated reduction of 0.04% of its fee to reflect reduced services resulting from the Fund's investment on a Franklin Templeton money fund.
    This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without this reduction, the "Total
    Portfolio Annual Expenses" are estimated to be 1.28%

(11) Goldman Sachs Asset Management, the investment advisor, has voluntarily agreed to reduce or limit certain "Other Expenses" (excluding management fees, taxes, interest, brokerage fees, litigation, indemnification, and other extraordinary expenses) to the extent such expenses exceed the percentage stated in the above table (calculated per annum) as of each Portfolio's respective average daily net assets. Without the limitations described above, "Other Expenses" and "Total Portfolio Annual Expenses" would be as follows:

    The Portfolio's Advisors may discontinue all or part of these reductions and reimbursements at any time.

(12) The Portfolio Manager has agreed to reduce "Other Expenses" or reimburse the Funds so that no Fund will incur expenses that exceed 0.30% of its assets. Without these fee reductions or expense reimbursements, "Other
    Expenses" and "Total Portfolio Annual Expenses" for the period ending
    December 31, 2000 were, respectively, 2.73% and 3.68% for the LSA Focused
    Equity Fund and 2.65% and 3.50% for the LSA Growth Equity Fund. There is no guarantee that such reimbursement will continue beyond April 30, 2002.


(13) Each series has adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of service class shares (these fees are referred to as distribution fees).

(14) Each series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Total Portfolio Annual Expenses" would be lower, and for service class shares would be estimated to be: 1.04% for Emerging Growth
     Series, 1.06% for Investors Trust Series, 1.25% for New Discovery Series,
     1.04% for Research Series, and 1.10% for Utilities Series.

(15) Effective May 1 2001, the Series changed its name from MFS Growth with
     Income Series to MFS Investors Trust Series to reflect changes in its investment policies

(16) MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset arrangement described above) do not exceed 0.15% annually. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.

(17) Absent voluntary reductions and reimbursements for certain Portfolios, "Management Fees," "Rule 12b-1 Fees," "Other Expenses," and "Total
     Portfolio Annual Expenses" as a percent of average net assets of the portfolios would have been as follows:

     Morgan Stanley UIF Fixed Income
       Portfolio                                       0.40%              N/A               0.49%               0.89%
     ---------------------------------------------------------------------------------------------------------------------
     Morgan Stanley UIF Global Value Equity
       Portfolio                                       0.80%              N/A               0.63%               1.43%
     ---------------------------------------------------------------------------------------------------------------------
     Morgan Stanley UIF Mid Cap Value
       Portfolio                                       0.75%              N/A               0.52%               1.27%
     ---------------------------------------------------------------------------------------------------------------------
     Morgan Stanley UIF                                0.80%               N/A               0.36%              1.16%
     U.S. Real Estate Portfolio
     ---------------------------------------------------------------------------------------------------------------------
     Morgan Stanley UIF Value Portfolio                0.55%              N/A               0.54%               1.09%
     ---------------------------------------------------------------------------------------------------------------------

    The Portfolio's Advisors may discontinue all or part of these reductions and reimbursements at any time.

(18) Effective may 1, 2001, the Fund changed its name from Morgan Stanley UIF Global Equity Portfolio to Morgan Stanley UIF Global Value Equity Portfolio

(19) Expenses are estimated based upon expenses incurred for the fund's last fiscal year.

(20) The Manager has agreed to reduce "Other Expenses" or reimburse the Fund so that no Fund will incur expenses that exceed 0.30% of its assets. Without these fee reductions or expense reimbursements, "Other Expenses" and "Total Portfolio Annual Expenses" for 2001 are expected to be 1.27% and 2.17% for LSA Diversified Mid Cap Fund respectively. These reductions and reimbursements will remain in effect until April 30, 2002.

(21) Figures shown in the table include amounts paid through expense offset and brokerage service arrangements. The 12b-1 fees have been restated to reflect an increase in the 12b-1 fees currently payable to Putnam Investment Management, LLC. The trustees currently limit payments on Class IB shares to 0.25% of average daily net assets. Actual 12b-1 fees during the most recent fiscal year were 0.15% of average daily net assets. See the Funds' prospectus for more information about Rule 12b-1 fees payable under the Funds' distribution plan.

EXAMPLE 1

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

-    invested $1,000 in a Variable Sub-Account,

-    earned a 5% annual return on your investment,

- surrendered your Contract, or you began receiving income payments for a specified period of less than 120 months, at the end of each time period, and

-    elected the Enhanced Death Benefit Rider.


THE EXAMPLE DOES NOT INCLUDE ANY TAXES OR TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDER YOUR CONTRACT.

VARIABLE SUB-ACCOUNT

                                                                        1 YEAR        3 YEAR       5 YEAR      10 YEAR
                                                                        ------        ------       ------      -------
AIM V.I. Aggressive Growth                                                $81          $135         $190        $329
AIM V.I. Balanced                                                         $79          $130         $182        $313
AIM V.I. Capital Appreciation                                             $77          $121         $168        $285
AIM V.I. Dent Demographic Trends                                          $84          $142         $202        $352
AIM V.I. Diversified Income                                               $77          $124         $172        $293
AIM V.I. Growth and Income                                                $77          $122         $169        $287
AIM V.I. Growth                                                           $77          $121         $169        $286
AIM V.I. International Equity                                             $79          $127         $178        $305
AIM V.I. Value                                                            $77          $122         $169        $287
The Dreyfus Socially Responsible Growth: Initial Shares                   $76          $120         $166        $281
Dreyfus Stock Index: Initial Shares                                       $71          $104         $139        $226
Dreyfus VIF - Growth & Income: Initial Shares                             $76          $120         $166        $281
Dreyfus VIF - Money Market                                                $74          $114         $157        $262
Fidelity VIP Asset Manager: Growth                                        $78          $126         $176        $300
Fidelity VIP Contrafund                                                   $78          $124         $173        $295
Fidelity VIP Equity-Income                                                $77          $121         $169        $286
Fidelity VIP Growth                                                       $77          $124         $173        $294
Fidelity VIP High Income                                                  $79          $127         $178        $304
Franklin Small Cap - Class 2                                              $79          $127         $178        $305
Franklin Technology Securities - Class 2                                  $81          $134         $189        $327
Mutual Shares Securities - Class 2                                        $79          $128         $180        $308
Templeton Developing Markets Securities - Class 2                         $87          $151         $218        $381
Templeton International Securities - Class 2                              $80          $130         $183        $315
Goldman Sachs VIT CORE(SM) Small Cap Equity                               $78          $127         $177        $303
Goldman Sachs VIT CORE(SM) U.S. Equity                                    $77          $124         $172        $293
LSA Diversified Mid Cap                                                   $80          $133         $187        $323
LSA Focused  Equity                                                       $81          $134         $190        $328
LSA Growth Equity                                                         $80          $131         $185        $318
MFS Emerging Growth                                                       $79          $128         $180        $308
MFS Growth Investors Trust                                                $79          $129         $181        $310
MFS New Discovery                                                         $81          $135         $190        $329
MFS Research                                                              $79          $128         $180        $308
MFS Utilities                                                             $80          $130         $183        $314
Morgan Stanley UIF Fixed Income                                           $75          $117         $162        $273
Morgan Stanley UIF Global Equity                                          $80          $131         $185        $318
Morgan Stanley UIF Mid Cap Value                                          $79          $128         $180        $308
Morgan Stanley UIF U.S. Real Estate                                       $79          $130         $182        $313
Morgan Stanley UIF Value Portfolio                                        $77          $122         $170        $288
Oppenheimer Aggressive Growth/VA                                          $75          $116         $159        $266
Oppenheimer Capital Appreciation/VA                                       $75          $116         $160        $270
Oppenheimer Global Securities/VA                                          $75          $117         $161        $271
Oppenheimer Main Street Growth & Income/VA                                $76          $118         $163        $276
Oppenheimer Strategic Bond/VA                                             $76          $120         $167        $282
Putnam VT Growth and Income                                               $76          $119         $165        $278
Putnam VT Growth Opportunities                                            $80          $130         $183        $314
Putnam VT Health Sciences                                                 $68           $96         $125        $198
Putnam VT International Growth                                            $80          $132         $187        $322
Putnam VT New Value                                                       $79          $128         $179        $307
Putnam VT Research                                                        $79          $127         $179        $306



EXAMPLE 2

Same assumptions as Example 1 above, except that you decided not to surrender your Contract, or you began receiving income payments for a specified period of at least 120 months, at the end of each period.

VARIABLE SUB-ACCOUNT


                                                                         1 YEAR      3 YEAR          5 YEAR      10 YEAR
                                                                         ------      ------          ------      -------
AIM V.I. Aggressive Growth                                                 $30         $92            $156        $329
AIM V.I. Balanced                                                          $28         $87            $148        $313
AIM V.I. Capital Appreciation                                              $26         $79            $134        $285
AIM V.I. Dent Demographic Trends                                           $33         $99            $168        $352
AIM V.I. Diversified Income                                                $26         $81            $138        $293
AIM V.I. Growth and Income                                                 $26         $79            $135        $287
AIM V.I. Growth                                                            $26         $79            $135        $286
AIM V.I. International Equity                                              $28         $85            $144        $305
AIM V.I. Value                                                             $26         $79            $135        $287
The Drefyus Socially Responsible Growth: Initial Shares                    $25         $77            $132        $281
Dreyfus Stock Index: Initial Shares                                        $20         $61            $105        $226
Dreyfus VIF - Growth & Income: Initial Shares                              $25         $77            $132        $281
Dreyfus VIF - Money Market                                                 $23         $72            $123        $262
Fidelity VIP Asset Manager: Growth                                         $27         $83            $142        $300
Fidelity VIP Contrafund                                                    $27         $82            $139        $295
Fidelity VIP Equity-Income                                                 $26         $79            $135        $286
Fidelity VIP Growth                                                        $26         $81            $139        $294
Fidelity VIP High Income                                                   $28         $84            $144        $304
Franklin Small Cap - Class 2                                               $28         $85            $144        $305
Franklin Technology Securities - Class 2                                   $30         $91            $155        $327
Mutual Shares Securities - Class 2                                         $28         $86            $146        $308
Templeton Developing Markets Securities - Class 2                          $36        $109            $184        $381
Templeton International Securities - Class 2                               $29         $88            $149        $315
Goldman Sachs VIT CORE(SM) Small Cap Equity                                $27         $84            $143        $303
Goldman Sachs VIT CORE(SM) U.S. Equity                                     $26         $81            $138        $293
LSA Diversified Mid Cap                                                    $29         $90            $153        $323
LSA Focused  Equity                                                        $30         $92            $156        $328
LSA Growth Equity                                                          $29         $89            $151        $318
MFS Emerging Growth                                                        $28         $86            $146        $308
MFS Growth Investors Trust                                                 $28         $86            $147        $310
MFS New Discovery                                                          $30         $92            $156        $329
MFS Research                                                               $28         $86            $146        $308
MFS Utilities                                                              $29         $87            $149        $314
Morgan Stanley UIF Fixed Income                                            $24         $75            $128        $273
Morgan Stanley UIF Global Equity                                           $29         $89            $151        $318
Morgan Stanley UIF Mid Cap Value                                           $28         $86            $146        $308
Morgan Stanley UIF U.S. Real Estate                                        $28         $87            $148        $313
Morgan Stanley UIF Value                                                   $26         $79            $136        $288
Oppenheimer Aggressive Growth/VA                                           $24         $73            $125        $266
Oppenheimer Capital Appreciation/VA                                        $24         $74            $126        $270
Oppenheimer Global Securities/VA                                           $24         $74            $127        $271
Oppenheimer Main Street Growth & Income/VA                                 $25         $76            $129        $276
Oppenheimer Strategic Bond/VA                                              $25         $78            $133        $282
Putnam VT Growth and Income                                                $25         $76            $131        $278
Putnam VT Growth Opportunities                                             $29         $87            $149        $314
Putnam VT Health Sciences                                                  $17         $53            $91         $198
Putnam VT International Growth                                             $29         $90            $153        $322
Putnam VT New Value                                                        $28         $85            $145        $307
Putnam VT Research                                                         $28         $85            $145        $306


PLEASE REMEMBER THAT YOU ARE LOOKING AT EXAMPLES AND NOT A REPRESENTATION OF
PAST OR FUTURE EARNINGS. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE
SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%,
WHICH IS NOT GUARANTEED. THE EXAMPLES ASSUME THAT ANY PORTFOLIO EXPENSE WAIVERS
OR REIMBURSEMENT ARRANGEMENTS DESCRIBED IN THE FOOTNOTES TO THE PORTFOLIO ANNUAL
EXPENSE TABLE ARE IN EFFECT FOR THE PERIODS PRESENTED. THE ABOVE EXAMPLES ASSUME
THE ELECTION OF THE ENHANCED DEATH BENEFIT RIDER WITH A TOTAL MORTALITY AND
EXPENSE RISK CHARGE OF 1.50%. IF THAT RIDER WAS NOT ELECTED, THE EXPENSE FIGURES
SHOWN ABOVE WOULD BE SLIGHTLY LOWER. TO REFLECT THE CONTRACT MAINTENANCE CHARGE
IN THE EXAMPLES, WE ESTIMATED AN EQUIVALENT PERCENTAGE CHARGE, BASED ON AN
ASSUMED AVERAGE CONTRACT SIZE OF $47,490.

FINANCIAL INFORMATION
- -------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units which we call "ACCUMULATION UNIT VALUE." Accumulation Unit Value is analogous to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus.

To obtain a fuller picture of each Variable Sub-Account's finances, please refer to the Variable Account's financial statements contained in the Statement of Additional Information. The financial statements of Allstate New York also appear in the Statement of Additional Information.



THE CONTRACT
- -------------------------------------------------------------------

CONTRACT OWNER
The Allstate New York Provider Ultra Variable Annuity is a contract between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

-    the investment alternatives during the Accumulation and Payout Phases,

-    the amount and timing of your purchase payments and withdrawals,

-    the programs you want to use to invest or withdraw money,

-    the income payment plan you want to use to receive retirement income,

- the Annuitant (either yourself or someone else) on whose life the income payments will be based,

- the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

-    any other rights that the Contract provides.

If you die, any surviving Contract owner, or, if none, the Beneficiary may exercise the rights and privileges provided to them by the Contract.

The Contract cannot be jointly owned by both a non-natural person and a natural person. The maximum age of the oldest Contract Owner and Annuitant for the base contact (without Enhanced Death Benefit Rider) cannot exceed 90 as of the date we receive the completed application.

You may change the Contract owner at any time. We will provide a change of ownership form to be signed by you and filed with us. After we accept the form, the change of ownership will be effective as of the date you signed the form. Until we receive your written notice to change the Contract owner, we are entitled to rely on the most recent ownership information in our files. Accordingly, if you wish to change the Contract owner, you should deliver your written notice to us promptly. Each change is subject to any payment made by us or any other action we take before we accept the change.

You can use the Contract with or without a qualified plan. A qualified plan is a personal retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract issued within a qualified plan. See "Qualified Plans" on page __.

ANNUITANT The Annuitant is a living individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). You initially designate an Annuitant in your application. If the Contract owner is a natural person you may change the Annuitant at any time prior to the Payout Start Date. Once we accept a change, it takes effect as of the date you signed the request. Each change is subject to any payment we make or other action we take before we accept it.

You may designate a joint Annuitant, who is a second person on whose life income payments depend. We permit joint Annuitants only on or after the Payout Start Date.

If the Annuitant dies prior to the Payout Start Date and the Contract owner does not name a new annuitant, the new Annuitant will be:

     (i) the youngest Contract owner; otherwise,

    (ii) the youngest primary Beneficiary

BENEFICIARY. The Beneficiary is the person(s) selected by the Contract owner to receive the death benefits or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the primary Beneficiary(ies), or if none surviving , upon the death of the sole surviving Contract owner, the contingent Beneficiary(ies) will receive any guaranteed income payments scheduled to continue.

You may name one or more primary and contingent Beneficiaries when you apply for a Contract. The primary Beneficiary(ies) may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. The contingent Beneficiary(ies) will become the Beneficiary(ies) if all named primary Beneficiaries die before the death of the sole surviving Contract owner.

You may change or add Beneficiaries at any time, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed by you and filed with us. After we accept the form, the change of Beneficiary will be effective as of the date you signed the form. Accordingly, if you wish to change your Beneficiary you should deliver your written notice to us promptly.

If you did not name a Beneficiary or, unless otherwise provided in the Beneficiary designation, if a named Beneficiary is no longer living and there are no other surviving

Beneficiaries or Contingent Beneficiaries, the new Beneficiary will be:

-    your spouse or, if he or she is no longer alive,

-    your surviving children equally, or if you have no surviving children,

-    your estate.

If one or more Beneficiaries survive you (or survives the Annuitant, if the Contract owner is not a natural person), we will divide the death benefit among the surviving Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.

MODIFICATION OF THE CONTRACT
Only an Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

ASSIGNMENT
We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us.We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

PURCHASES
-------------------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $5,000 ($2,000 for a Qualified Contract). All subsequent purchase payments must be $50 or more. Each purchase payment allocated to the Standard Fixed Account Option must be at least $500. You may make purchase payments at any time prior to the Payout Start Date. We reserve the right to limit the maximum amount of purchase payments we will accept. The most we will accept without our prior approval is $1,000,000. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments by automatically transferring money from your bank account. Consult your representative for more detailed information.

ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percents that total 100% or in whole dollars. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at our home office. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract at the close of the business day on which we receive the purchase payment at our home office.

We are open for business each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." Our business day closes when the New York Stock Exchange closes, usually 4 p.m. Eastern Time. If we receive your purchase payment after 4 p.m. Eastern
Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL
You may cancel the Contract by returning it to us within the Cancellation Period, which is the 10 day period after you receive the Contract (60 days if you are exchanging another contract for the Contract described in this prospectus). You may return it by delivering it or mailing it to us. If you exercise this "Right to Cancel," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account Options. We also will return your purchase payments allocated to the Variable Account adjusted, to the extent federal or state law permits, to reflect investment gain or loss, including the deduction of mortality and expense risk charges and administrative expense charges, that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.


CONTRACT VALUE
-- -----------------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, as of the most recent Valuation Date, plus the value of your investment in the Fixed Account Options.

ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to credit to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

--changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

--the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine contract maintenance charges, withdrawal charges and transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a separate set of Accumulation Unit Values reflecting the cost of the Enhanced Death Benefit Rider Rider.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
- -------------------------------------------------------------------

You may allocate your purchase payments to up to 49 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.



Portfolio:                          Each Portfolio Seeks:                                      Advisor:

AIM VARIABLE INSURANCE FUNDS (1)
AIM V.I. Aggressive Growth Fund (2) Long-term growth of capital                               AIM Advisors, Inc.
AIM V.I. Balanced Fund              As high a total return as possible,
                                    consistent with preservation of capital
AIM V.I. Capital Appreciation Fund  Growth of capital
AIM V.I. Dent Demographic Trends    Long-term growth of capital together
 Fund                               with current income
AIM V.I. Diversified Income Fund    A high level of current income
AIM V.I. Growth Fund                Growth of capital
AIM V.I. Growth and Income Fund     Growth of capital with a secondary
                                    objective of current income
AIM V.I. International Equity Fund  Long-term growth of capital
AIM V.I. Value Fund                 Long-term growth of capital. Income is a
                                    secondary objective

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.;
THE DREYFUS STOCK INDEX FUND; AND THE DREYFUS VARIABLE INVESTMENT
FUND (VIF) (COLLECTIVELY, THE DREYFUS FUNDS)
The Dreyfus Socially Responsible    Capital growth and, secondarily, current                  The Dreyfus Corporation
 Growth Fund                        income
Dreyfus Stock Index Fund            To match the total return of the
                                    Standard & Poor's 500 Composite Stock
                                    Price Index
Dreyfus VIF Growth & Income         Long-term capital growth, current income
Portfolio                           and growth of income, consistent with
                                    reasonable investment risk
Dreyfus VIF Money Market Portfolio  A high level of current income as is consistent with the preservation of
                                    capital and the maintenance of liquidity

FIDELITY VARIABLE INSURANCE PRODUCTS FUND
Fidelity VIP Asset Manager Growth   To maximize total return by                               Fidelity Management &
 Portfolio -- Service Class 2       allocating assets among stocks, bonds,                    Research Company
                                    short-term instruments and other
                                    investments
Fidelity VIP Contrafund Portfolio
--Service Class 2                   Long-term capital appreciation

Fidelity VIP Equity-Income          Reasonable income
Portfolio -- Service Class 2
Fidelity VIP Growth Portfolio--     Capital appreciation
 Service Class 2
Fidelity VIP High Income --         High level of current income while also Portfolio
 Service Class 2                    considering growth of capital

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Global Health Care         Capital appreciation                                   Franklin Advisers, Inc.
Securities Fund -- Class 2

Franklin Small Cap Fund -- Class 2  Long-term capital growth
Franklin Technology Securities      Capital appreciation
 Fund -- Class 2
Mutual Shares Securities Fund --    Capital appreciation.                                  Franklin Mutual Advisers, LLC
 Class 2                            Secondary goal is income
Templeton Developing                Long-term capital appreciation                         Templeton Investment Counsel, LLC
 Markets Securities Fund -- Class 2
Templeton International Securities  Long-term capital growth                               Templeton Investment Counsel, LLC
 Fund -- Class 2

GOLDMAN SACHS VARIABLE INSURANCE TRUST (VIT)
Goldman Sachs VIT CORE-SM-          Long term growth of capital                            Goldman Sachs Asset Management
 Small Cap Equity Fund
Goldman Sachs VIT CORE-SM-          Long-term growth of capital and dividend
 U.S. Equity Fund                   income


LSA VARIABLE SERIES TRUST
LSA Focused Equity Fund             Capital appreciation                                       LSA Asset Management LLC (3)
LSA Growth Equity Fund              Long-term growth of capital                                LSA Asset Management LLC (4)
LSA Diversified Mid Cap             Long-term growth of capital                                LSA Asset Management LLC (4)

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST-SM
MFS Emerging Growth Series --       Long-term growth of capital                      MFS Investment Management-Registered Trademark
 Service Class
MFS Investors Trust Series --       Long-term growth of capital with a
  Service Class                     secondary objective to seek reasonable
                                    current income
MFS New Discovery Series --         Capital appreciation
 Service Class
MFS Research Series --              Long-term growth of capital and future
  Service Class                     income
MFS Utility Series --               Capital growth and current income
 Service Class

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Morgan Stanley UIF Fixed Income     Above-average total return over a market
                                    cycle of three to five years                              Morgan Stanley
                                                                                              Asset Management
Morgan Stanley UIF Global Value     Long-term capital appreciation
Equity
Morgan Stanley UIF Mid Cap Value    Above-average total return over a market
                                    cycle of three to five years
Morgan Stanley UIF U.S. Real Estate Above average current income and long term capital appreciation
Morgan Stanley UIF Value            Above-average total return over a market                   Miller Anderson &
                                    cycle of three to five years                               Sherrerd, LLP

OPPENHEIMER VARIABLE ACCOUNT FUNDS
Oppenheimer Aggressive Growth        Capital appreciation                                      OppenheimerFunds, Inc.
 Fund/VA
Oppenheimer Capital Appreciation     Capital appreciation
 Fund/VA
Oppenheimer Global Securities        Long-term capital appreciation
 Fund/VA
Oppenheimer Main Street Growth &     High total return, which includes growth
 Income Fund/VA                      in the value of its shares as well as
                                     current income, from equity and debt
                                     securities
Oppenheimer Strategic Bond           High level of current income
 Fund/VA

PUTNAM VARIABLE ACCOUNT FUNDS
Putnam VT Growth and Income          Capital growth and current income                         Putnam Investment Management, Inc.
 Fund - Class IB
Putnam VT Growth Opportunities       Capital appreciation
 Fund - Class IB
Putnam VT Health and Sciences        Capital appreciation
Fund - Class IB
Putnam VT International Growth       Capital growth
 Fund- Class IB
Putnam VT New Value                  Long-term capital appreciation
 Fund - Class IB
Putnam VT Research                   Capital appreciation
 Fund - Class IB

(1) A portfolio's investment objective may be changed by the Fund's Board of Trustees without shareholder approval.

(2) Due to the sometime limited availability of common stocks of small-cap companies that meet the investment criteria for AIM V.I. Aggressive Growth
     Fund, the Portfolio may periodically suspend or limit the offering of its shares. The Portfolio will be closed to new participants when Portfolio assets reach $200 million. During closed periods, the Portfolio will accept additional investments from existing participants.

(3)  Sub-advised by Morgan Stanley Asset Management.

(4)  Sub-advised by Goldman Sachs Asset Management.


VARIABLE INSURANCE TRUST PORTFOLIOS MAY NOT BE MANAGED BY THE SAME PORTFOLIO MANAGERS WHO MANAGE RETAIL MUTUAL FUNDS WITH SIMILAR NAMES. THESE PORTFOLIOS ARE LIKELY TO DIFFER FROM RETAIL FUNDS IN ASSETS, CASH FLOW, AND TAX MATTERS. ACCORDINGLY, THE HOLDINGS AND INVESTMENT RESULTS OF A PORTFOLIO CAN BE EXPECTED TO BE HIGHER OR LOWER THAN THE INVESTMENT RESULTS OF RETAIL MUTUAL FUNDS.

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTIONS
- -------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account. You may choose from among 3 Fixed Account Options, including 2 dollar cost averaging options and the option to invest in one or more Guarantee Periods included in the Standard Fixed Account. We may offer additional Fixed Account options in the future. We will credit an annualized interest rate of 3% to money you allocate to any of the Fixed Account Options. Please consult with your representative for current information. We will credit interest to the initial purchase payment from the Issue Date. We will credit interest to subsequent purchase payments from the date we receive them. We will credit interest to transfers from the date of the transfer.

The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general account assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to a Fixed Account Option does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING FIXED ACCOUNT OPTIONS

THREE-TO-SIX MONTH DOLLAR COST AVERAGING FIXED ACCOUNT OPTION.
You may establish a Three-to-Six Month Dollar Cost Averaging Program by allocating purchase payments to the THREE-TO-SIX MONTH DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("THREE-TO-SIX MONTH DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments you allocate to this Option for up to six months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Three-to-Six Month DCA Fixed Account Option. However, you may not choose less than 3 or more than 6 equal monthly installments. Further, you must transfer each purchase payment and all its earnings out of this Option in equal monthly installments by means of dollar cost averaging within 6 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the money market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Three-to-Six Month DCA Fixed Account Option.

For each purchase payment allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer the payment plus associated interest to the money market Variable Sub-Account in equal monthly installments. Transferring Account Value to the money market Variable Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page __.


SEVEN-TO-TWELVE MONTH DOLLAR COST AVERAGING FIXED ACCOUNT OPTION. You may establish a Seven-to-Twelve Month Dollar Cost Averaging Program by allocating purchase payments to the SEVEN-TO-TWELVE MONTH DOLLAR COST AVERAGING FIXED ACCOUNT OPTION ("SEVEN-TO-TWELVE MONTH DCA FIXED ACCOUNT OPTION"). We will credit interest to purchase payments you allocate to this Option for up to twelve months at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound at the annual interest rate we guaranteed at the time of allocation.

We will follow your instructions in transferring amounts monthly from the Seven-to-Twelve Month DCA Fixed Account Option. However, you may not choose less than 7 or more than 12 equal monthly installments. Further, you must transfer each purchase payment and all its earnings out of this Option in equal monthly installments by means of dollar cost averaging within 12 months. If you discontinue the Dollar Cost Averaging Program before the end of the transfer period, we will transfer the remaining balance in this Option to the money market Variable Sub-Account unless you request a different investment alternative. No transfers are permitted into the Seven-to-Twelve Month DCA Fixed Account Option.

For each purchase payment allocated to this Option, your first monthly transfer will occur at the end of the first month following such purchase payment. If we do not receive an allocation from you within one month of the date of payment, we will transfer the payment plus associated interest to the money market Variable Sub-Account in equal monthly installments. Transferring Account Value to the money market Variable Sub-Account in this manner may not be consistent with the theory of dollar cost averaging described on page --.

At the end of the transfer period, any nominal amounts remaining in the Three-to-Six Month Dollar Cost Averaging Fixed Account Option or the Seven-to-Twelve Month Dollar Cost Averaging Fixed Account Option will be allocated to the money market Variable Sub-Account.

INVESTMENT RISK
We bear the investment risk for all amounts allocated to the Three-to-Six Month DCA Fixed Account Option and the Seven-to-Twelve Month DCA Fixed Account Option. That is because we guarantee the current and renewal interest rates we credit to the amounts you allocate to either of these Options, which will never be less than the minimum guaranteed rate in the Contract. Currently, we determine, in our sole discretion, the amount of interest credited in excess of the guaranteed rate.

We may declare more than one interest rate for different monies based upon the date of allocation to the Three-to-Six Month DCA Fixed Account Option and the Seven-to-Twelve Month DCA Fixed Account Option. For current interest rate information, please contact your representative or our customer support unit at 1-800-692-4682.

STANDARD FIXED ACCOUNT OPTION
You may allocate purchase payments or transfers to one or more Guarantee Periods of the Standard Fixed Account Option. Each payment or transfer allocated to a Guarantee Period earns interest at a specified rate that we guarantee for a period of years. Guarantee Periods may range from 1 to 10 years. We are currently offering Guarantee Periods of 1, 3, 5, and 7 years in length. In the future we may offer Guarantee Periods of different lengths or stop offering some Guarantee Periods.

You select the Guarantee Period for each payment or transfer. If you do not select a Guarantee Period, we will assign the same period(s) you selected for your most recent purchase payment(s).

Each payment or transfer allocated to the Standard Fixed Account Option must be at least $500. We reserve the right to limit the number of additional purchase payments that you may allocate to this Option.

INTEREST RATES. When a Guarantee Period expires and a new Guarantee Period is established, we will credit interest at the current rate we are offering when the new Guarantee Period is established. We will tell you what interest rates and Guarantee Periods we are offering at a particular time. We will not change the interest rate that we credit to a particular allocation until the end of the relevant Guarantee Period. We may declare different interest rates for Guarantee Periods of the same length that begin at different times.

We have no specific formula for determining the rate of interest that we will declare initially or in the future. We will set those interest rates based on investment returns available at the time of the determination. In addition, we may consider various other factors in determining interest rates including regulatory and tax requirements, our sales commission and administrative expenses, general economic trends, and competitive factors. WE DETERMINE THE INTEREST RATES TO BE DECLARED IN OUR SOLE DISCRETION. WE CAN NEITHER PREDICT NOR GUARANTEE WHAT THOSE RATES WILL BE IN THE FUTURE. For current interest rate information, please contact your representative or Allstate Life Insurance Company of New York at 1-800-692-4682

HOW WE CREDIT INTEREST. We will credit interest daily to each amount allocated to a Guarantee Period at a rate that compounds to the annual interest rate that we declared at the beginning of the applicable Guarantee Period. The following example illustrates how a purchase payment allocated to a Guaranteed Period would grow, given an assumed Guarantee Period and annual interest rate:

Purchase Payment                               $10,000
- -------------------------------------------------------
Guarantee Period                               5 years
- -------------------------------------------------------
Annual Interest Rate                           4.50%
- -------------------------------------------------------

                                                                                  END OF CONTRACT YEAR
                                                         Year 1          Year 2          Year 3          Year 4          Year 5
Beginning Contract Value                               $10,000.00
X (1 + Annual Interest Rate)                              X 1.045
                                                       ----------
                                                       $10,450.00
Contract Value at end of Contract Year                                 $10,450.00
X (1 + Annual Interest Rate)                                              X 1.045
                                                                       ----------
                                                                       $10,920.25
Contract Value at end of Contract Year                                                 $10,920.25
X (1 + Annual Interest Rate)                                                              X 1.045
                                                                                       ----------
                                                                                       $11,411.66
Contract Value at end of Contract Year                                                                 $11,411.66
X (1 + Annual Interest Rate)                                                                              X 1.045
                                                                                                       ----------
                                                                                                       $11,925.19
Contract Value at end of Contract Year                                                                                 $11,925.19
X (1 + Annual Interest Rate)                                                                                              X 1.045
                                                                                                                       ----------
                                                                                                                       $12,461.82

Total Interest Credited During Guarantee Period = $2,461.82 ($12,461.82 - $10,000.00)

This example assumes no withdrawals during the entire 5 year Guarantee Period. If you were to make a withdrawal, you may be required to pay a withdrawal charge. Each Contract Year, the maximum amount you may transfer and/or withdraw from a Guarantee Period greater than one year in length is 25% of the initial amount allocated to each such Guarantee Period. We measure a year from the date a Guarantee Period is established. You may transfer and/or withdraw interest earned without limitation. The unused portion of the 25% amount is not carried forward to future years.
The hypothetical interest rate above is for illustrative purposes only and is not intended to predict future interest rates to be declared under the Contract. Actual interest rates declared for any given Guarantee Period may be more or less than shown above.

RENEWALS. Prior to the end of each Guarantee Period, we will mail you a notice asking you what to do with your money, including the accrued interest. During the 30-day period after the end of the Guarantee Period, you may:

1. Take no action. We will automatically apply your money to a new one year Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends. The new interest rate will be our current declared rate for a Guarantee Period of that length; or

2. Notify us to apply your money to one or more new Guarantee Periods of your choice. The new Guarantee Period will be established on the day we receive the notification. The new Guarantee Period(s) will begin on the day the previous Guarantee Period ends. The new interest rate will be our then current declared rate for those Guarantee Periods. The interest rate earned for any period between the end of the previous guarantee period and the establishment of a new guarantee period will be that interest currently earned on the one year fixed account; or

3. Notify us to transfer the Guarantee Period value to one or more Variable Sub-Accounts of the Variable Account. We will effect the transfer on the day we receive notification; or

4. Withdraw all or a portion of your money. You may be required to pay a withdrawal charge. You may also be required to pay premium taxes and income tax withholding, if applicable. We will pay interest from the day the Guarantee Period expired until the date of withdrawal. The interest will be the rate for the shortest

Guarantee Period then being offered. Amounts not withdrawn will be applied to a new one year Guarantee Period. The new Guarantee Period will begin on the day the previous Guarantee Period ends.

INVESTMENT ALTERNATIVES: TRANSFERS
- -------------------------------------------------------------------

TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer Contract Value among the investment alternatives. You may not transfer Contract Value to either the Three-to-Six Month Dollar Cost Averaging Fixed Account Option or the Seven-to-Twelve Month Dollar Cost Averaging Fixed Account Option. You may request transfers in writing on a form that we provided or by telephone according to the procedure described below. The minimum amount that you may transfer into a Guarantee Period is $500. We currently do not assess, but reserve the right to assess, a $10 charge on each transfer in excess of 12 per Contract Year. All transfers to or from more than one Portfolio on any given day counts as one transfer.

Each Contract Year, the maximum amount you may transfer and/or withdraw from a Guarantee Period greater than one year in length is 25% of the initial amount allocated to each such Guarantee Period. We measure a year from the date a Guarantee Period is established. You may transfer and/or withdraw interest earned without limitation. The unused portion of the 25% amount is not carried forward to future years.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account for up to six months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

We reserve the right to waive any transfer restrictions.


TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. You may make up to 12 transfers per Contract Year. You may not convert any portion of your fixed income payments into variable income payments. After 6 months from the Payout Start Date, you may make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments.

TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-692-4682. The cut-off time for telephone transfer requests is 4:00 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

EXCESSIVE TRADING LIMITS
We reserve the right to limit transfers in any Contract Year, or to refuse any transfer request for a Contract owner or certain owners if:

- we believe, in our sole discretion, that excessive trading by such Contract owner or owners, or a specific transfer request or group of transfer requests, may have a detrimental effect on the Accumulation Unit Values of any Variable Sub-Account or the share prices of the corresponding Portfolio or would be to the disadvantage of other Contract owners; or

- we are informed by one or more of the corresponding Portfolios that they intend to restrict the purchase or redemption of Portfolio shares because of excessive trading or because they believe that a specific transfer or groups of transfers would have a detrimental effect on the prices of Portfolio shares.

All transfers involving the purchase or redemption of mutual funds shares by the Variable Account may be subject to restrictions or requirements imposed by the Portfolios. Such restrictions or requirements may include the assessment of short-term trading fees in connection with transfers from a Variable Sub-Account that occur within a certain number of days following the date of allocation to the Variable Sub-Account. Such fees may vary by Sub-Account, but will only apply to those Sub-Accounts corresponding to Portfolios that explicitly require the assessment of such fees.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a fixed dollar amount every month from any Variable Sub-Account, the Three-to-Six Month Dollar Cost Averaging Fixed Account Option, or the Seven-to-Twelve Month Dollar Cost Averaging Fixed Account Option, to any of the other Variable Sub-Accounts. You may not use the Dollar Cost Averaging Program to transfer amounts to the Guarantee Periods. This program is available only during the Accumulation Phase.

We will not charge a transfer fee for transfers made under this Program, nor will such transfer count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for instructions on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Options in the Automatic Portfolio Rebalancing Program.

We will rebalance your account monthly, quarterly, semi-annually, or annually depending on your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your request. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

     Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the Fidelity VIP High Income Variable Sub-Account and 60% to be in the AIM V.I. Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Fidelity VIP High Income Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Fidelity VIP High Income Variable Sub-Account and use the money to buy more units in the AIM V.I. Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee. Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

EXPENSES
- -------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

CONTRACT MAINTENANCE CHARGE
During the Accumulation Phase, on each Contract Anniversary, we will deduct a contract maintenance charge of no greater than $35 from your Contract Value invested in each Variable Sub-Account in the proportion that your value in each bears to your value in all Sub-Accounts. If you surrender your Contract, we will deduct the contract maintenance charge pro rated for the part of the Contract Year elapsed, unless your Contract qualifies for a waiver, described below. During the Payout Phase, we will deduct the charge proportionately from each income payment.

The charge is to compensate us for the cost of administering the Contracts and the Variable Account. Maintenance costs include expenses we incur collecting purchase payments; keeping records; processing death claims, cash withdrawals, and policy changes; proxy statements; calculating Accumulation Unit Values and income payments; and issuing reports to Contract owners and regulatory agencies. We cannot increase the charge. However, we will waive this charge if, as of the Contract Anniversary or upon full surrender:

- - your Contract Value equals $50,000 or more, or

- - all money is allocated to the Fixed Account(s).

After the Payout Start Date, we will waive the charge if the Contract Value is $50,000 or more as of the Payout Start Date.

MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 1.25% of the average daily net assets you have invested in the Variable Sub-Accounts (1.50% if you select the Enhanced Death Benefit Rider).

The mortality and expense risk charge is for the insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefits), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Enhanced Death Benefit Rider to compensate us for the additional risk that we accept by providing this Rider.

We guarantee that we will not raise the mortality and expense risk charge. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase. After the Payout Start Date, mortality and expense risk charges for the Enhanced Death Benefit will cease.

ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We intend this charge to cover actual administrative expenses that exceed the revenues from the contract maintenance charge. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase. We guarantee that we will not raise this charge.

TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge $10 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.

WITHDRAWAL CHARGE
We may assess a withdrawal charge of up to 7% of the purchase payment(s) you withdraw. The charge declines to 0% over a 7 year period that begins on the day we receive your payment. A schedule showing how the charge declines is shown on page __. During each Contract Year, you can withdraw up to 15% of the aggregate amount of your purchase payments without paying the charge. Unused portions of this "FREE WITHDRAWAL AMOUNT" are not carried forward to future Contract Years. We will deduct withdrawal charges, if applicable, from the amount paid.

For purposes of calculating the withdrawal charge, we will treat withdrawals as coming from the oldest purchase payments first. However, for federal income tax purposes, please note that withdrawals are considered to have come first from earnings, which means you pay taxes on the earnings portion of your withdrawal.

We do not apply a withdrawal charge in the following situations:

- on the Payout Start Date (a withdrawal charge may apply if you terminate income payments to be received for a specified period or if you elect to receive income payments for a specified period of less than 120 months);

- withdrawals taken to satisfy IRS minimum distribution rules for the Contract; or

-    withdrawals that qualify for one of the waivers as described below.

We use the amounts obtained from the withdrawal charge to pay sales commissions and other promotional or distribution expenses associated with marketing the Contracts. To the extent that the withdrawal charge does not cover all sales commissions and other promotional or distribution expenses, we may use any of our corporate assets, including potential profit which may arise from the mortality and expense risk charge or any other charges or fee described above, to make up any difference.

Withdrawals also may be subject to tax penalties or income tax. You should consult your own tax counsel or other tax advisers regarding any withdrawals.

PREMIUM TAXES
Currently, we do not make deductions for premium taxes under the Contract because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

DEDUCTION FOR SEPARATE ACCOUNT INCOME TAXES
We are not currently maintaining a provision for taxes. In the future, however, we may establish a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not it was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see page xx . We may receive compensation from the investment advisers or administrators of the Portfolios in connection with the administrative services we provide to the Portfolios.

ACCESS TO YOUR MONEY
- -------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time prior to the Payout Start Date.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at our home office, less any withdrawal charges, contract maintenance charges, income tax withholding, penalty tax, and any premium taxes that may also apply. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You can withdraw money from the Variable Account or the Fixed Account Options. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable with-drawal charge and premium taxes.

You must name the investment alternative from which you are taking the withdrawal. If none is specified, we will deduct your withdrawal pro rata from the Variable Sub-Accounts according to the value of your investments therein.

In general, you must withdraw at least $50 at a time. You also may withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

If you request a total withdrawal, we will require you to return your Contract to us.

POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

In addition, we may delay payments or transfers from the Fixed Account Options for up to 6 months (or shorter period if required by law). If we delay payment for 30 days or more, we will pay interest as required by law.

SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly, quarterly, semi-annual, or annual basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $50. At our discretion, systematic withdrawals may not be offered in conjunction with the Dollar Cost Averaging Program or Automatic Portfolio Rebalancing Program.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Options, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We will make systematic withdrawal payments to you or your designated payee. At our discretion, we may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $2,000 and no purchase payments have been received for the past three years we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value.
Before terminating any Contract where the Value has been reduced by withdrawals to less than $2,000, we will notify you in writing, and give you at least 30 days in which to make an additional purchase payment to restore your Contract Value to the minimum of $2,000. If we terminate your Contract, we will distribute to you its Contract Value, less withdrawal and other charges and applicable taxes.

INCOME PAYMENTS
- -------------------------------------------------------------------

PAYOUT START DATE
You select the Payout Start Date in your application. The Payout Start Date is the day that we apply your money to an Income Plan. The Payout Start Date must be:

-    at least 30 days after the Issue Date; and

- no later than the day the Annuitant reaches age 90, or 10 years after issue, whichever is later.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS
An Income Plan is a series of scheduled payments to you or someone you designate. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payments for 10 years.

Three Income Plans are available under the Contract. Each is available to provide:

- fixed income payments;

- variable income payments; or

- a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as either the Annuitant or the joint Annuitant is alive. If both the Annuitant and the joint Annuitant die before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 3 -- GUARANTEED NUMBER OF PAYMENTS (5 YEARS TO 30 YEARS). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. You may elect to receive guaranteed payments for periods ranging from 5 to 30 years. We will deduct the mortality and expense risk charge from the Variable Sub-Account assets that support variable income payments even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guarantee periods result in lower income payments, all other things being equal. For example, if you choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant are alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case, you may terminate all or part of the income payments at any time and receive a lump sum equal to the present value of the remaining payments associated with the amount withdrawn. To determine the present value of any remaining variable income payments being withdrawn, we use a discount rate equal to the assumed annual investment rate that we use to compute such variable income payments. To determine the present value of any remaining fixed income payments being withdrawn, we discount each payment using our currently applicable interest rates.

The minimum amount you may withdraw under this feature is $1,000. A withdrawal charge may apply. We deduct applicable premium taxes from the Contract Value at the Payout Start Date.

We may make other Income Plans available.

You must apply at least the Contract Value in the Fixed Account on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account to fixed income payments.

We will apply your Contract Value, less applicable taxes to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000, or not enough to provide an initial payment of at least $20, and state law permits, we may:

- pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen; or

- reduce the frequency of your payments so that each payment will be at least
  $20.

VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios; and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by:

1.   deducting any applicable premium tax; and

2. applying the resulting amount to the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.

We may defer making fixed income payments for a period of up to 6 months or any shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.

CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age. We reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by applicable law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan, you should consult with legal counsel as to whether the purchase of a Contract is appropriate.

DEATH BENEFITS
- -------------------------------------------------------------------

We will pay a death benefit prior to the Payout Start Date on:

1. the death of any Contract owner or,

2. the death of the Annuitant, if the Contract is owned by a non-natural person.

We will pay the death benefit to the new Contract owner as determined immediately after the death. The new Contract owner would be a surviving Contract owner or, if none, the Beneficiary(ies). In the case of the death of the Annuitant, we will pay the death benefit to the current Contract owner.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 3 p.m. Central Time (4 p.m. Eastern Time) on a Valuation Date, we will process the request as of the end of the following Valuation Date.

A complete request for payment of the death benefit must include DUE PROOF OF DEATH. We will accept the following documentation as "Due Proof of Death":

- - a certified copy of a death certificate,

- - a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

- - any other proof acceptable to us.

DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the value of the death benefit, or

2. the SETTLEMENT VALUE (that is, the amount payable on a full withdrawal of Contract Value) on the date we determine the value of the death benefit, or in the case of a Contract continued by a surviving spouse, the sum of all purchase payments reduced by a withdrawal adjustment, as defined below, or

3. the highest amount computed by taking the Contract Value on each Death Bene-fit Anniversary prior to the date we determine the death benefit, increased by purchase payments made since that Death Benefit Anniversary and reduced by an adjustment for any partial withdrawals since that Death Benefit Anni-versary. A "Death Benefit Anniversary" is every seventh Contract Anniver-sary beginning with the Issue Date. For example, the Issue Date, 7th and 14th Contract Anniversaries are the first 3 Death Benefit Anniversaries.


The withdrawal adjustment is equal to (a) divided by (b), with the result multiplied by (c), where:

(a) = is the withdrawal amount;

(b) = is the Contract Value immediately prior to the withdrawal; and

(c) = is the Contract value on the Death Benefit Anniversary adjusted by any prior purchase payments or withdrawals made since that Anniversary.

Example of Withdrawal Adjustment for Maximum Anniversary Value

(i) Maximum Anniversary Value Before Partial Withdrawal: $100
(ii) Contract Value Before Partial Withdrawal: $50
(ii) Partial Withdrawal: $48
(iv) New certificate Value: $2
(v) New maximum Anniversary Value: $4

ENHANCED  DEATH  BENEFIT  RIDER
For Contract owners and Annuitants up to and including age 80, the Enhanced Death Benefit Rider is an optional benefit that you may elect. If the Contract owner is a living individual, the Enhanced Death Benefit applies only upon the death of the Contract owner. If the Contract owner is not a living individual, the Enhanced Death Benefit applies only upon the death of the Annuitant. For Contracts with the Enhanced Death Benefit Rider, the death benefit will be the greatest of (1) through (3) above, or (4) the Enhanced Death Benefit. Due to the Variable nature of the Contract, this Rider does not guarantee that the Enhanced Death Benefit Rider will increase the Death Benifit found in the Contract.

The Enhanced Death Benefit will never be greater than the maximum death benefit allowed by state nonforfeiture laws. The Enhanced Death Benefit Rider and the mortality and expense charge for the Rider will terminate upon the change of Contract owner (or the Annuitant if the Contract is owned by a non-natural person) for reasons other than death, or on the date we determine the value of the Death Benefit unless a surviving spouse continues the contract in accordance with the provisions described below, or on the Payout Start Date.

CALCULATION OF THE ENHANCED DEATH BENEFIT. On the date we issue the Rider ("Rider Date"), the Enhanced Death Benefit is equal to the Contract Value on that date. After the Rider Date, the Enhanced Death Benefit is the greatest of the ANNIVERSARY VALUES as of the date we determine the death benefit. The "Anniversary Value" is equal to the Contract Value on a Contract Anniversary, increased by purchase payments made since that Anniversary and reduced by a withdrawal adjustment, as described below, for any partial withdrawals since that Anniversary.

We will calculate Anniversary Values for each Contract Anniversary up until the earlier of:

-    the date we determine the death benefit; or

- the first Contract Anniversary following the oldest Contract owner's or, if the Contract owner is not a natural person, the Annuitant's 80th birthday, or the first day of the 61st month following the Rider Date, whichever is later.

After age 80 or the first day of the 61st month following the Rider Date, whichever is later, we will recalculate the Enhanced Death Benefit only for purchase payments and withdrawals.

The withdrawal adjustment is equal to (a) divided by (b), and the result multiplied by (c) where:

(a) = is the withdrawal amount,

(b) = is the Contract Value immediately prior to the withdrawal, and

(c) = the most recently calculated Enhanced Death Benefit.


DEATH BENEFIT PAYMENTS
If the new Contract owner is a natural person, the new Contract owner may elect to:

1. receive the death benefit in a lump sum, or

2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

- the life of the new Contract owner; or

- for a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the (new) Contract owner;

- the life of the new Contract owner with a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the new Contract owner.

Options 1 and 2 above are only available if the new Contract owner elects one of these options within 180 days of the date of death. Otherwise, the new Contract owner will receive the Contract Value. The Contract Value paid will be the Contract Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future. In any event, the entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the sole new Contract owner is your spouse, then he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date, if we receive Due Proof of Death after 4 p.m. Eastern Time). The Contract may only be continued once.

Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit amount over the Contract Value will be allocated to the Variable Sub-Accounts. This excess will be allocated in proportion to your Contract Value in the Variable Sub-Accounts. on the Valuation Date that we receive Due Proof of Death, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the money market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

-    Transfer all or a portion of the excess among the Variable Sub-Accounts;

- Transfer all or a portion of the excess into the Standard Fixed Account Option and begin a new Guarantee Period; or

- Transfer all or a portion of the excess into a combination of Variable Sub-Accounts or the Standard Fixed Account Option.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

If the Contract is continued in the Accumulation Phase, the surviving spouse may make a single withdrawal of any amount within one year of the date of death without incurring a withdrawal charge.

If the new Contract owner is a corporation, trust, or other non-natural person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Contract Value in a lump sum within 5 years of death. We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.

DEATH OF ANNUITANT. If any Annuitant who is not also the Contract owner dies prior to the Payout Start Date, the Contract owner must elect one of the applicable options described below.

If the Contract owner is a natural person, then the Contract will continue with a new Annuitant as described on page __.

If the Contract owner is a non-natural person, the non-natural Contract owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Contract Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-natural Contract owner does not make one of the above described elections, the Contract Value must be withdrawn by the non-natural Contract owner on or before the mandatory distribution date 5 years after the Annuitant's death.

We are currently waiving the 180 day limit, but we reserve the right to enforce the limitation in the future.


MORE INFORMATION
- -------------------------------------------------------------------

ALLSTATE NEW YORK Allstate New York is the issuer of the Contract. Allstate New York is a life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."


Allstate New York is currently licensed to operate in New York. We intend to offer the Contract only in New York. Our headquarters is located at One Allstate Drive, Farmingville, New York, 11738. Our service center located in Vernon Hills, Illinois (mailing addres: P. O. Box 94038, Palatine, Illinois, 60094-4038; overnight mail: 300 North Milwaukee Avenue, Vernon Hills, Illinois, 60061).

Allstate Life Insurance Company of New York is a wholly owned subsidiary of Allstate Life Insurance Company ("ALLSTATE LIFE"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of Illinois. With the exception of directors qualifying shares all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Several independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns A+ (Superior) to Allstate Life which results in an A+(g) rating to Allstate New York due to its group affiliation with Allstate Life. Standard & Poor's Insurance Rating Services assigns an AA+ (Very Strong) financial strength rating and Moody's assigns an Aa2 (Excellent) financial strength rating to Allstate New York. Allstate New York shares the same ratings of its parent, Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

THE VARIABLE ACCOUNT
Allstate New York established the Allstate Life of New York Separate Account A on December 15, 1995. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of multiple Variable Sub-Accounts. Each Variable Sub-Account invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We may also add other Variable Sub-Accounts that may be available under other variable annuity contracts. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.

THE PORTFOLIOS

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserve for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio. The votes decrease as income payments are made and as the reserves for the Contract decrease.

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro-rata basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors/trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors/trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT

DISTRIBUTION. ALFS, Inc. ("ALFS"), located at 3100 Sanders Road, Northbrook, IL 60062-7154, serves as principal underwriter of the Contracts. ALFS is a wholly owned subsidiary of Allstate Life. ALFS is a registered broker dealer under the Securities and Exchange Act of 1934, as amended ("EXCHANGE ACT"), and is a member of the National Association of Securities Dealers, Inc.

We will pay commissions to broker-dealers who sell the contracts. Commissions paid may vary, but we estimate that the total commissions paid on all Contract sales will not exceed 8% of all purchase payments. These commissions are intended to cover distribution expenses. Sometimes, we also pay the broker-dealer a persistency bonus in addition to the standard commissions. A persistency bonus is not expected to exceed 1.00%, on an annual basis, of the Contract Values considered in connection with the bonus. In some states, Contracts may be sold by representatives or employees of banks which may be acting as broker-dealers without separate registration under the Exchange Act, pursuant to legal and regulatory exceptions.

Allstate New York does not pay ALFS a commission for distribution of the Contracts. The underwriting agreement with ALFS provides that we will reimburse ALFS for any liability to Contract owners arising out of services rendered or Contracts issued.

ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

- - issuance of the Contracts;

- - maintenance of Contract owner records;

- - Contract owner services;

- - calculation of unit values;

- - maintenance of the Variable Account; and

- - preparation of Contract owner reports.

We will send you Contract statements and transaction confirmations at least annually. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we reserve the right to make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

QUALIFIED PLANS
If you use the Contract within a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, waivers of withdrawal charges, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS
Foley & Lardner, Washington, D.C., has advised Allstate Life Insurance Company of New York law on certain federal securities law matters. All matters of state insurance law pertaining to the Contracts, including the validity of the Contracts and Allstate Life Insurance Company of New York's right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.

TAXES
-- -------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL

TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate Life Insurance Company of New York is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate Life Insurance Company of New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate Life Insurance Company of New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the taxable year of the first contribution to any Roth IRA and which are:

- - made on or after the date the individual attains age 59 1/2,

- - made to a beneficiary after the Contract owner's death,

- - attributable to the Contract owner being disabled, or

- - for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract owner attains age 59 1/2;

2. made as a result of the Contract owner's death or disability;

3. made in substantially equal periodic payments over the Contract owner's life or life expectancy,

4. made under an immediate annuity, or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Allstate Life Insurance Company of New York (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

TAX QUALIFIED CONTRACTS
Contracts may be used as investments with certain qualified plans such as:

- - Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Code;

- - Roth IRAs under Section 408A of the Code;

- - Simplified Employee Pension Plans under Section 408(k) of the Code;

- - Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

- - Tax Sheltered Annuities under Section 403(b) of the Code;

- - Corporate and Self Employed Pension and Profit Sharing Plans; and

- - State and Local Government and Tax-Exempt Organization Deferred Compensation Plans.

The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Allstate Life Insurance Company of New York reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below.

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

The Death Benefit and Qualified Contracts. Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the Death Benefit, including that provided by the optional Death Benefit, from being provided under the Contracts when we issue the Contracts as Traditional IRAs, Roth IRAs or SIMPLE IRAs. However, the law is unclear and it is possible that the presence of the Death Benefit under a Contract issued as a Traditional IRA, Roth IRA or SIMPLE IRAs could result in increased taxes to the owner.

It is also possible that the Death Benefit could be characterized as an incidental Death Benefit. If the Death Benefit were so characterized, this could result in currently taxable income to a Contract owner. In addition, there are limitations on the amount of incidental Death Benefits that may be provided under qualified plans, such as in connection with a 403(b) plan. Even if the Death Benefit under the Contract were characterized as an incidental Death Benefit, it is unlikely to violate those limits unless the Contract owner also purchases a life insurance contract in connection with such plan.

RESTRICTIONS UNDER SECTION 403(b) PLANS. Section 403(b) of the Tax Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1998, and all earnings on salary reduction contributions, may be made only:

1. on or after the date the employee

- - attains age 59 1/2,

- - separates from service,

- - dies,

- - becomes disabled, or

2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate Life Insurance Company of New York is directed to transfer some or all of the Contract Value to another 403(b) plan.

INCOME TAX WITHHOLDING
Allstate Life Insurance Company of New York is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or over the life (joint lives) of the participant (and beneficiary).

Allstate Life Insurance Company of New York may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.

PERFORMANCE  INFORMATION  We may  advertise  the  performance  of  the  Variable
Sub-Accounts, including yield and total return information. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges, the contract maintenance charge, and withdrawal charge. Performance advertisements also may include total return figures that reflect the deduction of insurance charges, but not the contract maintenance or withdrawal charges. The deduction of such charges would reduce the performance shown. In addition, performance advertisements may include aggregate average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

APPENDIX A



STATEMENT OF ADDITIONAL INFORMATION
TABLE OF CONTENTS
- -----------------------------------------------------------------------------


DESCRIPTION

----------------------------------------------------------------------------
 Additions, Deletions or Substitutions of Investments
----------------------------------------------------------------------------
 The Contract
----------------------------------------------------------------------------
    Purchases of Contracts
----------------------------------------------------------------------------
    Tax-free Exchanges (1035 Exchanges, Rollovers and Transfers)
----------------------------------------------------------------------------
 Performance Information
----------------------------------------------------------------------------
    Standardized Total Returns
----------------------------------------------------------------------------
    Non-standardized Total Returns
----------------------------------------------------------------------------
    Adjusted Historical Total Returns
----------------------------------------------------------------------------
 Calculation of Accumulation Unit Values
----------------------------------------------------------------------------
 Calculation of Variable Income Payments
----------------------------------------------------------------------------
    Calculation of Annuity Unit Values
----------------------------------------------------------------------------
   General Matters
----------------------------------------------------------------------------
    Incontestability
----------------------------------------------------------------------------
    Settlements
----------------------------------------------------------------------------
    Safekeeping of the Variable Account's Assets
----------------------------------------------------------------------------
    Premium Taxes
----------------------------------------------------------------------------
    Tax Reserves
----------------------------------------------------------------------------
   Federal Tax Matters
----------------------------------------------------------------------------
 Qualified Plans
----------------------------------------------------------------------------
 Experts
----------------------------------------------------------------------------
 Financial Statements
----------------------------------------------------------------------------


                         ------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. WE DO NOT AUTHORIZE ANYONE TO PROVIDE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS

 THE ALLSTATE NEW YORK PROVIDER ULTRA VARIABLE ANNUITY

Allstate New York                            Statement of Additional Information
Provider Ultra                                                    Dated __, 2002
300 N. Milwaukee Ave.
Vernon Hills, IL  60061
1(800)692-4682

This Statement of Additional Information supplements the information in the prospectus for the Allstate New York Provider Ultra Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it in conjunction with the prospectus, dated __, 2002, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Contracts.


                                TABLE OF CONTENTS

Description                                                                Page

Additions, Deletions or Substitutions of Investments
The Contract

                   Purchases of Contracts
                   Tax-free Exchanges (1035 Exchanges, Rollovers and
                          Transfers)

Performance Information
                   Standardized Total Returns
                   Non-standardized Total Returns
                   Adjusted historical Total Returns
                   Calculation of Accumulation Unit Values
                   Calculation of Variable Income Payments
                   Calculation of Annuity Unit Values

General Matters
                   Incontestability
                   Settlements
                   Safekeeping of the Variable Account's Assets
                   Premium Taxes
                   Tax Reserves

Federal Tax Matters
Qualified Plans
Experts
Financial Statements


ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual fund if the shares of the Portfolio are no longer available for investment, or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the SEC has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts, or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as an investment management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.

THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

We offer the Contracts to the public through brokers licensed under the federal securities laws and state insurance laws. The principal underwriter for the Variable Account, ALFS, Inc. ("ALFS"), distributes the Contracts. ALFS is an affiliate of Allstate Life Insurance Company of New York. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts, but we reserve the right to do so at any time.

TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.


PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures shown do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

                               1000(1+T)n= ERV

where:

   T       =        average annual total return

   ERV     =        ending redeemable value of a hypothetical $1,000 payment
                    made at the beginning of 1, 5, or 10 year periods or shorter period

   n       =        number of years in the period

   1000    =        hypothetical $1,000 investment

When factoring in the withdrawal charge assessed upon redemption, we exclude the Free Withdrawal Amount, which is the amount you can withdraw from the Contract without paying a withdrawal charge. We also use the withdrawal charge that would apply upon redemption at the end of each period. Thus, for example, when factoring in the withdrawal charge for a one year standardized total return calculation, we would use the withdrawal charge that applies to a withdrawal of a purchase payment made one year prior.

When factoring in the contract maintenance charge, we pro rate the charge by dividing (i) the Contract maintenance charge by (ii) an assumed average contract size of $47,490. We then multiply the resulting percentage by a hypothetical $1,000 investment.

The standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended December 31, 2001, for the periods set out below. The Contract was first offered for sale as of the date of this Statement of Additional Information. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract, as well as the withdrawal and contract maintenance charges.

(Without the Enhanced Death Benefit Rider - Total Variable Account Annual Expenses 1.35%)


(With the Enhanced Death Benefit Rider- Total Variable Account Annual Expenses 1.60%)


NON-STANDARDIZED TOTAL RETURNS

From time to time, we also may quote average annual total returns that do not reflect the withdrawal charge. We calculate these "non-standardized total returns" in exactly the same way as the standardized total returns described above, except that we replace the ending redeemable value of the hypothetical account for the period with an ending redeemable value for the period that does not take into account any charges on amounts surrendered.

In addition, we may advertise the total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. Such calculations would not reflect deductions for withdrawal charges which may be imposed on the Contracts which, if reflected, would reduce the performance quoted. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the Accumulation Unit Value at the end of the defined period divided by the Accumulation Unit Value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year end to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); "the prior calendar year"; "'n' most recent Calendar Years"; and "Inception (commencement of the Sub-account's operation) to date" (day of the advertisement).

The non-standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended December 31, 2001 are set out below. The Contract was first offered for sale as of the date of this Statement of Additional Information. Accordingly, the performance shown reflects the historical performance of the Variable Sub-Accounts, adjusted to reflect the current asset-based charges (but not the withdrawal charge, contract maintenance charge, or taxes) under the Contract that would have applied had it been available during the periods shown.

(Without the Enhanced  Death Benefit  Rider - Total  Variable  Account  Expenses
1.35%)

Performance figures to be added by amendment.

(With the Enhanced Death Benefit Rider - Total Variable Account Annual Expenses 1.60%)

ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract and the contract maintenance charge, but not the withdrawal charge.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended December 31, 2001 are set out below.

The inception dates of the Portfolios are as follows:

                      Variable Sub-Account                     Inception Date of
                                                                   Corresponding
                                                                       Portfolio
   AIM V.I. Aggressive Growth  - Series I                           5/1/98
   AIM V.I. Balanced  - Series I                                    5/1/98
   AIM V.I. Capital Appreciation  - Series I                        5/5/93
   AIM V.I. Dent Demographic Trends - Series I                     12/29/99
   AIM V.I. Diversified Income  - Series I                          5/5/93
   AIM V.I. Growth and Income - Series I                            5/2/94
   AIM V.I. Growth  - Series I                                      5/5/93
   AIM V.I. International Equity  - Series I                        5/5/93
   AIM V.I. Value  - Series I                                       5/5/93
   The Dreyfus Socially Responsible Growth - Initial Shares         9/30/93
   Dreyfus Stock Index - Initial Shares                             9/29/89
   Dreyfus VIF - Growth & Income - Initial Shares                   4/30/94
   Dreyfus VIF - Money Market                                       8/31/90
   Fidelity VIP Asset Manager: Growth  - Service Class 2            1/4/95
   Fidelity VIP Contrafund - Service Class 2                        1/4/95
   Fidelity VIP Equity-Income - Service Class 2                    10/10/86
   Fidelity VIP Growth  - Service Class 2                          10/10/86
   Fidelity VIP High Income - Service Class 2                       9/20/85
   Franklin Small Cap - Class 2                                    10/31/95
   Franklin Technology Securities - Class 2                         5/31/00
   Mutual Shares Securities  - Class 2                              11/8/96
   Templeton Developing Markets Securities - Class 2                3/4/96
   Templeton International Securities  - Class 2                    5/1/92
   Goldman Sachs VIT CORESM Small Cap Equity                        2/13/98
   Goldman Sachs VIT CORESM U.S. Equity                             2/13/98
   LSA Diversified Mid Cap                                          8/14/01
   LSA Focused Equity                                               10/1/99
   LSA Growth Equity                                                10/1/99
   MFS Emerging Growth Series - Service Class                       7/24/95
   MFS Investors Trust Series - Service Class                       10/9/95
   MFS New Discovery Series - Service Class                         5/1/98
   MFS Research Series - Service Class                              7/26/95
   MFS Utilities Series - Service Class                             1/3/95
   Morgan Stanley UIF Fixed Income                                  1/2/97
   Morgan Stanley UIF Global Value Equity                           1/2/97
   Morgan Stanley UIF Mid Cap Value                                 1/2/97
   Morgan Stanley UIF U.S. Real Estate                              3/4/97
   Morgan Stanley UIF Value                                         1/2/97
   Oppenheimer Aggressive Growth/VA                                 8/15/86
   Oppenheimer Capital Appreciation/VA                              4/3/85
   Oppenheimer Global Securities/VA                                11/12/90
   Oppenheimer Main Street Growth & Income/VA                       7/5/95
   Oppenheimer Strategic Bond/VA                                    5/3/93
   Putnam VT Growth and Income - Class IB                           2/1/88
   Putnam VT Growth Opportunities - Class IB                        1/31/00
   Putnam VT Health Sciences - Class IB                             4/30/98
   Putnam VT International Growth - Class IB                        1/2/97
   Putnam VT New Value  - Class IB                                  1/2/97
   Putnam VT Research  - Class IB                                   9/29/98

(Without the Enhanced Death Benefit Rider - Total Variable Account Annual Expenses 1.35%)

(With  Enhanced Death Benefit Rider - Total  Variable  Account  Annual  Expenses
1.60%)

*Performance figures have been adjusted to reflect the current charge for the Enhanced Death Benefit Rider as if that feature had been available throughout the periods shown.

**The inception dates of the portfolio appear in the first table under "Adjusted Historical Total Returns."


CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently 3:00 p.m. Central Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Sub-account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

(A)    The sum of:

    (1) the net asset value per share of the mutual fund underlying the sub-account determined at the end of the current Valuation Period, plus

     (2) the per share amount of any dividend or capital gain distributions made by the mutual fund underlying the subaccount during the current Valuation Period.

(B) Divided by the net asset value per share of the mutual fund underlying the sub-account determined as of the end of the immediately preceding Valuation Period.

(C) The result is reduced by the Mortality and Expense Risk Charge and the Administrative Expense Charge corresponding to the portion of the 365-day year (366 days for a Leap Year)that is in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, if any, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period. The assumed investment rate is an effective annual rate of 3%.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.


PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts. The State of New York currently does not impose a premium tax.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK

Allstate Life Insurance Company of New York is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate Life Insurance Company of New York, and its operations form a part of Allstate Life Insurance Company of New York, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Allstate Life Insurance Company of New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Allstate Life Insurance Company of New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate Life Insurance Company of New York does not intend to make provisions for any such taxes. If Allstate Life Insurance Company of New York is taxed on investment income or capital gains of the Variable Account, then Allstate Life Insurance Company of New York may impose a charge against the Variable Account in order to make provision for such taxes.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE

There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS REQUIRED DISTRIBUTION AT DEATH RULES

In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.

QUALIFIED PLANS

The Contract may be used with several types of qualified plans. The income on qualified plan and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA. Allstate Life Insurance Company of New York reserves the right to limit the availability of the Contract for use with any of the Qualified Plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances.
Contract owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (IRA). Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an Individual Retirement Annuity. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

ROTH INDIVIDUAL RETIREMENT ANNUITIES

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth Individual Retirement Annuity. Roth Individual Retirement Annuities are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth Individual Retirement Annuities are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth Individual Retirement Annuity, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth Individual Retirement Annuity. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth Individual Retirement Annuity. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.


SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' individual retirement annuities if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Allstate Life Insurance Company of New York is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION DEFERRED COMPENSATION
PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.

EXPERTS

The financial statements of Allstate Life Insurance Company of New York as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and the related financial statement schedule included in this Statement of Additional Information have been audited by ___________________ independent auditors, as stated in their report to be filed by pre-effective amendment and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2001 and for each of the periods in the two year period then ended included in this Statement of Additional Information have been audited by ______________________ independent auditors, as stated in their report to be filed by pre-effective amendment and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 2001 and for each of the periods in the two year period then ended, the financials statements of Allstate Life Insurance Company of New York as of December 31,2001 and 2000 and for each of the three years in the period ended December 31, 2001, the related financial statement schedule and the accompanying Independent Auditors' Reports appear in the pages that follow.

The financial statements and financial statement schedule of Allstate Life Insurance Company of New York to be filed by pre-effective amendment should be considered only as bearing upon the ability of Allstate Life Insurance Company of New York to meet its obligations under the Contracts.

PART C
                                OTHER INFORMATION


24(a). FINANCIAL STATEMENTS

Allstate Life Insurance Company of New York Financial Statements and Financial Statement Schedules and Allstate Life of New York Separate Account A Financial Statements will be filed by Pre-Effective Amendment.

24(b). EXHIBITS

Unless otherwise indicated, the following exhibits, which correspond to those required by Item 24(b) of Form N-4, are filed herewith:

(1) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Allstate Life of New York Separate Account A (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Form N-4 Registration Statement (File No. 033-65381) dated April 30, 1999.)

(2) Not Applicable

(3) Form of Underwriting Agreement among Allstate Life Insurance Company of New York and Allstate Life Financial Services, Inc. (Previously filed in Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 333-94785) dated February 14, 2000.)

(4) Form of Contract for the Allstate New York Provider Ultra

(5) Form of Application for the Allstate New York Provider Ultra

(6) (a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Previously filed in Depositor's Form 10-K dated March 30, 1999 and incorporated herein by reference.)
    (b) Amended By-laws of Allstate Life Insurance Company of New York Previously filed in Depositor's Form 10-K dated March 30, 1999 and incorporated herein by reference.)

(7) Not applicable

(8) Participation Agreements (to be filed by pre-effective amendment)

(9) Opinion and Consent of Michael J. Velotta, Vice President, Secretary and General Counsel of Allstate Life Insurance Company of New York

(10) (a) Consent of Foley & Lardner (to be filed by pre-effective amendment)
     (b) Auditor's consent (to be filed by pre-effective amendment)

(11) Not applicable

(12) Not applicable

(13) Schedule of computation of Performance Quotations (to be filed by pre-effective amendment)

(14) Not applicable

(99) (a) Powers of Attorney for Thomas J. Wilson, II, Michael J. Velotta, Marcia
D. Alazraki, Cleveland Johnson, Jr., John R. Raben, Jr., and Sally A. Slacke (Incorporated herein by reference to Post-Effective Amendment No. 3 to Registrant's Form N-4 Registration Statement (File Number 033-65381) dated April 30, 1999.)

(b) Powers of Attorney for Samuel L. Pilch (Incorporated herein by reference to Post-Effective Amendment No. 4 to Registrant's Form N-4 Registration Statement (File Number 033-65381) dated November 12, 1999.)

(c) Powers of Attorney for Vincent A. Fusco (Previously filed in Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 333-94785) dated February 14, 2000.)

(d) Powers of Attorney for Margaret G. Dyer, Marla G. Friedman,  John C. Lounds,
J. Kevin McCarthy, Kenneth R. O'Brien, and Patricia W. Wilson (Previously filed in Post-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 333-94785) dated September 12, 2000).

(e) Power of Attorney for Steven E. Shebik

25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                  POSITION AND OFFICE WITH
BUSINESS ADDRESS*                   DEPOSITOR OF THE ACCOUNT

Thomas J. Wilson, II                        Chairman of the Board and
                                            President, and Director
                                            (Principal Executive Officer)
Michael J. Velotta                          Vice President, Secretary, General
                                            Counsel and Director
Marcia D. Alazraki*                          Director
Margaret G. Dyer                            Director
Marla G. Friedman                           Vice President and Director
Vincent A. Fusco                            Director and Chief Operations
                                            Officer
Karen C. Gardner                            Vice President
John R. Hunter                              Vice President
Cleveland Johnson, Jr.                      Director
John C. Lounds                              Director
J. Kevin McCarthy                           Director
Kenneth R. O'Brien                          Director
Samuel H. Pilch                             Controller (Principal Accounting
                                            Officer)
John R. Raben, Jr.                          Director
Steven E. Shebik                            Vice President and Director
                                            (Principal Financial Officer)
Sally A. Slacke                             Director
Casey J. Sylla                              Chief Investment Officer
Patricia W. Wilson                          Director
James P. Zils                               Treasurer
James J. Brazda                             Chief Administrative Officer
D. Steven Boger                             Assistant Vice President
Patricia A. Coffey                          Assistant Vice President
Errol Cramer                                Assistant Vice President and
                                            Appointed Actuary
Dorothy E. Even                             Assistant Vice President
Douglas F. Gaer                             Assistant Vice President
Judith P. Greffin                           Assistant Vice President
Charles D. Mires                            Assistant Vice President
Barry S. Paul                               Assistant Vice President and
                                            Assistant Treasurer
Charles Salisbury                           Assistant Vice President
Linda L. Shumilas                           Assistant Vice President
Timothy N. Vander Pas                       Assistant Vice President
David A. Walsh                              Assistant Vice President
Patricia W. Wilson                          Assistant Vice President
Richard Zaharias                            Assistant Vice President
Joanne M. Derrig                            Assistant Secretary and Assistant
                                            General Counsel
Doris M. Bryant                             Assistant Secretary
Paul N. Kierig                              Assistant Secretary
Susan L. Lees                               Assistant Secretary
Mary J. McGinn                              Assistant Secretary
Roberta S. Asher                            Assistant Treasurer
Ralph A. Bergholtz                          Assistant Treasurer
Mark A. Bishop                              Assistant Treasurer
Robert B. Bodett                            Assistant Treasurer
Barbara S. Brown                            Assistant Treasurer
Rhonda Hopps                                Assistant Treasurer
Peter S. Horos                              Assistant Treasurer
Thomas C. Jensen                            Assistant Treasurer
David L. Kocourek                           Assistant Treasurer
Daniel C. Leimbach                          Assistant Treasurer
Beth K. Marder                              Assistant Treasurer
Jeffrey A. Mazer                            Assistant Treasurer
Ronald A. Mendel                            Assistant Treasurer
Stephen J. Stone                            Assistant Treasurer
Louise J. Walton                            Assistant Treasurer
Jerry D. Zinkula                            Assistant Treasurer

*The principal business address of Mr. Fusco is One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738. The principal business address of Ms. Alazraki is 1675 Broadway, New York, New York, 10019. The principal business address of Mr. Johnson is 47 Doral Lane, Bay Shore, New York 11706. The principal business address of Mr. O'Brien is 165 E. Loines Avenue, Merrick, New York 11566. The principal business address of Mr. Raben is 60 Wall Street, 15th Floor, New York, New York 10260. The principal business address of Ms. Slacke is 8 John Way, Islandia, New York 11788. The principal business address of Mr. Gaer is 2940 South 84th Street, Lincoln, Nebraska, 68506. The principal business address of Mr. Salisbury is 300 N. Milwaukee Ave, Vernon Hills, Illinois, 60061 The principal business address of Mr. Zaharias is 544 Lakeview Parkway, Vernon Hills, IL 60061. The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.


26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by The Allstate Corporation on March ____, 2002


27. NUMBER OF CONTRACT OWNERS

None

28. INDEMNIFICATION

The by-laws of both Allstate Life Insurance Company of New York (Depositor) and ALFS, Inc. (Distributor), provide for the indemnification of its Directors, Officers and Controlling Persons, against expenses, judgments, fines and amounts paid in settlement as incurred by such person, if such person acted properly. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of a duty to the company, unless a court determines such person is entitled to such indemnity.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29. RELATIONSHIP OF PRINCIPAL UNDERWRITER TO OTHER INVESTMENT COMPANIES

(a) The Registrant's principal underwriter acts as principal underwriter for each of the following investment companies:

         Allstate Financial Advisors Separate Account I
         Allstate Life Insurance Company Separate Account A
         Allstate Life of New York Separate Account A
         Glenbrook Life and Annuity Company Separate Account A
         Glenbrook Life and Annuity Company Variable Annuity Account Glenbrook Life and Annuity Variable Account
         Glenbrook Life Discover Variable Account A
         Glenbrook Life Variable Life Separate Account A
         Glenbrook Life Multi-Manager Variable Account
         Glenbrook Life Scudder Variable Account A
         Glenbrook Life AIM Variable Separate Account A
         Lincoln Benefit Life Variable Annuity Account
         Lincoln Benefit Life Variable Account
         Charter National Variable Annuity Account
         Charter National Variable Account
         Intramerica Variable Annuity Account


 (b) The directors and officers of the principal underwriter are:

Name and Principal Business                 Positions and Officers
Address* of Each Such Person                with Underwriter

Thomas J. Wilson, II                        Director
Michael J. Velotta                          Secretary and Director
Marian Goll                                 Vice President, Treasurer and
                                            Controller
Brent H. Hamann                             Vice President
John R. Hunter                              President, Chief Executive Officer
                                            and Director
Andrea J. Schur                             Vice President
Lisa A. Burnell                             Assistant Vice President and
                                            Compliance Officer
Joanne M. Derrig                            Assistant General Counsel and
                                            Assistant Secretary
William F. Emmons                           Assistant Secretary
Susan L. Lees                               Assistant Secretary
Barry S. Paul                               Assistant Treasurer
James P. Zils                               Assistant Treasurer

The principal business address of Mr. Emmons is 2940 South 84th Street, Lincoln, Nebraska 68506. The principal address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

 (c) Compensation of ALFS, Inc.

None

30. LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, P.O. Box 9095, Farmingville, New York
11738.

The  Underwriter, ALFS,  Inc. is located at 3100
Sanders Road, Northbrook, Illinois 60062.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.


31. MANAGEMENT SERVICES
None

32. UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any prospectus or application to purchase a contract offered by the prospectus, a toll-free number (1-800-692-4682) that an applicant can call to request a Statement of Additional Information or a post card or similar written communication that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

33.  REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL
REVENUE CODE

Allstate Life Insurance Company of New York represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

34.  REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company of New York represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York under the Contracts. Allstate Life Insurance Company of New York bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life Insurance Company of New York to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.



                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Separate Account A, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Township of Northfield, State of Illinois, on the 29th day of January 2002.


                  ALLSTATE LIFE OF NEW YORK SEPARATE ACCOUNT A
                                  (REGISTRANT)

                 BY: ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                   (DEPOSITOR)


                                   By:   /s/ MICHAEL J. VELOTTA
                                      ---------------------------------
                                      Michael J. Velotta
                                      Vice President, Secretary and
                                      General Counsel


As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following Directors and Officers of Allstate Life Insurance Company of New York on the 29th day of January 2002.



*/THOMAS J. WILSON, II                President, Director and
----------------------                       Chairman of the Board
Thomas J. Wilson, II                         (Principal Executive Officer)


/s/ MICHAEL J. VELOTTA                       Vice President, Secretary,
----------------------                       General Counsel and Director
Michael J. Velotta


*/SAMUEL H. PILCH                      Controller
------------------                           (Principal Accounting Officer)
Samuel H. Pilch

**/STEVEN E. SHEBIK                          Director and Vice President
------------------                           (Principal Financial Officer)
Steven E. Shebik

*/MARCIA D. ALAZRAKI                   Director
--------------------
Marcia D. Alazraki

*/MARGARET G. DYER                     Director
------------------
Margaret G. Dyer

*/MARLA G. FRIEDMAN                    Director and Vice President
---------------------
Marla G. Friedman

*/VINCENT A. FUSCO                     Director and Chief Operations
------------------                     Officer
Vincent A. Fusco

*/CLEVELAND JOHNSON, JR.               Director
------------------------
Cleveland Johnson, Jr.

*/JOHN C. LOUNDS                       Director
-----------------
John C. Lounds

*/J. KEVIN MCCARTHY                    Director
-------------------
J. Kevin McCarthy

*/KENNETH R. O'BRIEN                   Director
----------------------
Kenneth R. O'Brien

*/JOHN R. RABEN, JR.                   Director
--------------------
John R. Raben, Jr.

*/SALLY A. SLACKE                      Director
-------------------
Sally A. Slacke

*/PATRICIA W. WILSON                   Director and Assistant Vice
---------------------                  President
Patricia W. Wilson



*/By Michael J. Velotta, pursuant to Power of Attorney, previously filed. **/By Michael J. Velotta, pursuant to Power of Attorney, filed herewith.

                                  EXHIBIT LIST

Exhibit                           Description

(4)                               Form of Contract

(5)                               Form of Application

(9)                               Opinion and Consent of Michael J. Velotta

(99)(e)                           Power of Attorney for Steven E. Shebik